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APR 15 2010
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blue nile

Blue Nile, Inc.
2009 Annual Report


blue nile

705 Fifth Avenue South, Suite 900
Seattle, Washington 98104

April 2010

To Our Shareholders:

We started our business in 1999 with a mission of creating a better way for consumers to purchase diamonds and fine jewelry. Since that time, we have only become more convinced of the value of the core tenets of our customer proposition - vast selection, high quality products at a tremendous value, customization, convenience, and, of great importance to our customers, education and guidance. Blue Nile empowers consumers with transparency and in-depth product information that put them in control of the purchase experience. Customers love the ability to customize their diamond jewelry and receive the beautiful finished product within one to three business days - an experience that is unmatched in the industry. Since the beginning, we have obsessed about our customers, and they have responded with enthusiasm. We consistently receive feedback from customers who tell us how much they loved their Blue Nile experience. We believe this unwavering focus on the customer is key to growing the long-term value of our business.

Last year, we wrote to you about the unique opportunity we saw to extend our leadership position in the industry and capture market share in a challenging economic environment. During 2009, we stayed "heads down" and focused on our customers, and we are happy to report that we achieved our overarching goal of gaining market share. Our comparable sales growth for the fourth quarter of 2009, for example, was 10 to 40 points better than other publicly traded jewelry retailers. Our differentiated business model, with its efficient cost structure and low inventory and capital requirements, has demonstrated its strength regardless of the economic environment. Importantly, we have provided our customers with an improved experience and a compelling value proposition at a time when many retail jewelers have gone out of business.

2009 was a successful year for Blue Nile with numerous milestones, including:

Financial Performance: Our net sales for the 52-week year totaled $302.1 million, up 2.3% compared to the 53-week year in fiscal 2008. Our sales performance improved with each quarter of 2009, culminating in year-over-year sales growth of 27% in the fourth quarter, on a comparable 13-week basis. Our gross profit margin rose 130 basis points to 21.6%, and we recorded a record level of gross profit for the year at $65.3 million. We grew net income for the year by 10.1% to $12.8 million. We generated adjusted EBITDA of $29.1 million, an increase of 16% from the prior year.[1] We have a history of delivering strong cash flow in our business, driven by our profitability and the favorable working capital dynamics of our business model. Free cash flow for 2009 was $36.7 million.[2] Since 2001, we have cumulatively generated over $200 million in free cash flow while growing the business more than sixfold.[3] We ended the year with a healthy cash balance of $93 million, and we have a strong balance sheet with no long-term debt.

Customer Experience: We continued to improve our customer experience with the successful introduction of a beautiful new website in September 2009. Our new website has an elevated level of branding, with enhanced product imagery and new tools to search for jewelry. The website showcases our diamond and jewelry products in a more elegant and user-friendly manner. The site, which also includes new Build Your Own Ring® features and diamond search capabilities, further distinguishes our offering relative to our competition. We expanded our product assortment during the year and, most importantly, delivered an exceptional value proposition to consumers who were seeking value more than ever before.

International: Our international sales for the year grew to a record level of $33.2 million, representing 11% of our total sales. Blue Nile's international business began a number of years ago with the launch of websites in Canada and the U.K., and we now serve customers in over 40 markets worldwide. Early in 2009, we improved the experience for our international customers by allowing them to transact in their local currency. From Switzerland to the U.K. and Australia to Hong Kong, customers around the globe are embracing the Blue Nile brand in increasing numbers.

As we embark on our second decade as a company, we are excited about the opportunities that lie ahead. We believe our potential for growth is as strong as ever. In 2010, we will remain focused on gaining market share. To accomplish this objective, we will:

Innovate the Customer Experience: A key element of our mission statement is obsessing about our customers. We focus relentlessly on executing with excellence for our customers and enhancing the Blue Nile customer experience. Our goal is to provide a phenomenal experience for our customers from end to end. We believe that continued innovation of this experience is a key element in building an enduring brand. It is imperative that we ask ourselves each day, "What do our customers need, and how can we deliver it to them in ways that exceed their expectations?" We will innovate around the hundreds of details that form this experience — everything from our voice as we connect with our customers over the phone; our website functionality and product visualization; the beauty, style and quality of our products; and speed of delivery to our customers. We believe that energy invested in this area is critically important to our future.

Grow Profitability: Our business model, which operates on an efficient cost structure and has low inventory and capital requirements, has proven ability to generate significant cash flow and profitability. Our business has demonstrated its inherent leverage through improved margins over time as our business has grown, and we see much opportunity for further improvement ahead. The scale of our business has allowed us to improve our product sourcing costs, and this enables us to put forth even greater value for our customers. An efficient cost structure is core to our customer experience and our business model. We operate with discipline and see significant long-term potential for productivity and efficiency gains and in leveraging our cost structure as we grow.

Pursue International Business Growth: While our international business serves over 40 markets globally and has shown tremendous growth, this business is still in the early stages. We will invest more aggressively in international markets in 2010, including further development of our earliest international markets in Canada and the U.K. In addition, we see significant growth opportunities in Asia/Asia-Pacific. We will focus on enhancing the customer experience with more localization and expanded product assortments in the strongest markets that show the greatest potential for long-term growth.

The Blue Nile experience is created each day by our team of passionate and enthusiastic employees who focus on taking care of our customers. We are grateful for their efforts and commitment, and we are proud to be a part of this exceptional team. We extend our heartfelt thanks to our employees, our suppliers, our shareholders, and our customers for joining us in our mission of becoming the world's premier specialty retailer of jewelry.

Sincerely,





Mark Vadon
Executive Chairman and Chairman of the Board

Diane Irvine
President and Chief Executive Officer

[1]Non-GAAP adjusted EBITDA is defined as net income before income taxes, other income, net, depreciation, amortization and stock-based compensation expense. Adjusted EBITDA for 2009 of $29.1 million is net income of $12.8 million plus income taxes of $6.9 million, depreciation and amortization of $2.5 million and stock-based compensation of $7.2 million, less other income, net of $0.3 million. Adjusted EBITDA for 2008 of $25.1 million is net income of $11.6 million plus income taxes of $6.2 million, depreciation and amortization of $2.1 million and stock-based compensation of $7.0 million, less other income, net of $1.8 million.

[2]Non-GAAP free cash flow is defined as net cash provided by (used in) operating activities less cash outflows for purchases of fixed assets, including internal use software and website development. Non-GAAP free cash flow for 2009 of $36.7 million is net cash provided by operating activities of $39.0 million, less purchases of fixed assets, including internal use software and website development of $2.3 million.

[3]Non-GAAP free cash flow is defined as net cash provided by (used in) operating activities less cash outflows for purchases of fixed assets, including internal use software and website development. Cumulative net cash provided by operating activities for FY 2001 through FY 2009 was $220.1 million. Cumulative cash outflows for purchases of fixed assets, including internal use software and website development for FY 2001 through FY 2009 was $19.7 million.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended January 3, 2010

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 000-50763

Blue Nile, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**91-1963165**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

705 Fifth Avenue South, Suite 900
Seattle, Washington 98104
(206) 336-6700

(Address and telephone number, including area code, of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $.001 Par Value	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☑ NO ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. YES ☐ NO ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☑ NO ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). YES ☐ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑	Accelerated filer ☐
Non-accelerated filer ☐ (do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES ☐ NO ☑

The aggregate market value of the voting stock held by nonaffiliates of the registrant at July 5, 2009 was approximately $562 million, based on the last trading price of $39.89 per share, excluding approximately 0.4 million shares held by directors and executive officers of the registrant. This calculation does not exclude shares held by organizations whose ownership exceeds 10% of the registrant's outstanding common stock as of July 5, 2009 that have represented on Schedule 13G filed with the Securities and Exchange Commission that they are registered investment advisers or investment companies registered under Section 8 of the Investment Company Act of 1940.

The number of shares outstanding of the registrant's common stock as of February 22, 2010 was 14,484,283.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Company's definitive Proxy Statement to be filed with the Commission pursuant to Regulation 14A in connection with the 2010 Annual Meeting of Stockholders are incorporated by reference into Part III of this Annual Report on Form 10-K.

BLUE NILE, INC.

ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED JANUARY 3, 2010

PART I

Item 1. *Business*

This Annual Report on Form 10-K contains forward-looking statements that involve many risks and uncertainties. These statements, which relate to future events and our future performance, are based on current expectations, estimates, forecasts and projections about the industries in which we operate and the beliefs and assumptions of our management as of the date of this filing. In some cases, you can identify forward-looking statements by terms such as "would," "could," "may," "will," "should," "expect," "intend," "plan," "anticipate," "believe," "estimate," "predict," "potential," "target," "seek," or "continue," the negative of these terms or other variations of such terms. In addition, any statements that refer to projections of our future financial performance, our anticipated growth and trends in our business and other characterizations of future events or circumstances, are forward-looking statements. These statements are only predictions based upon assumptions made that are believed to be reasonable at the time, and are subject to risk and uncertainties. Therefore, actual events or results may differ materially and adversely from those expressed in any forward-looking statement. In evaluating these statements, you should specifically consider the risks described under the caption "Item 1A Risk Factors" and elsewhere in this Form 10-K. These factors, and other factors, may cause our actual results to differ materially from any forward-looking statements. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Overview

We were incorporated as a Delaware corporation on March 18, 1999 as RockShop.com, Inc. On May 21, 1999, we purchased certain assets of Williams & Son, Inc., a Seattle jeweler, including a website established by that business. In June 1999, we changed our name to Internet Diamonds, Inc. In November 1999, we launched the Blue Nile brand and changed our name to Blue Nile, Inc. We are the leading online retailer of high quality diamonds and fine jewelry. We offer an exceptional customer experience including substantial education, guidance, selection, customization capability, convenience and value and have successfully built Blue Nile into a premium brand. Our principal corporate offices are located in Seattle, Washington.

In May 2007, we commenced operations of two new wholly-owned subsidiaries, Blue Nile Worldwide, Inc. ("Worldwide") and Blue Nile Jewellery, Ltd. ("Jewellery"). Worldwide, a Delaware corporation, offers high quality diamond and fine jewelry products for sale to customers through the www.bluenile.co.uk website. Jewellery is an Irish limited liability company that operates a customer service and fulfillment center in Dublin, Ireland.

We derive our revenues through our three websites: www.bluenile.com, www.bluenile.ca and www.bluenile.co.uk. Prior to 2008, we served customers in the United States, Canada and the United Kingdom through these websites. We began expanding our operations in 2008 and continued to do so in 2009. We currently offer products for sale to customers in over 40 countries and territories throughout the world. In March 2009 we enhanced our websites by giving customers the ability to transact in their local currency. As a result, we now support 24 foreign currencies in addition to the U.S. dollar. In fiscal year 2009, our net sales were $302.1 million.

We have built a well respected consumer brand by employing an informative sales process that empowers our customers while offering a broad selection of high quality jewelry at very competitive prices. Our websites showcase tens of thousands of independently certified diamonds and styles of fine jewelry, including rings, wedding bands, earrings, necklaces, pendants, bracelets and watches. We specialize in the customization of diamond jewelry with our "Build Your Own" feature that offers customers the ability to customize diamond rings, pendants and earrings. We have developed an efficient online cost structure and a unique supply solution that eliminates traditional layers of diamond wholesalers and brokers, which generally allow us to purchase most of our product offerings at lower prices by avoiding mark-ups imposed by those intermediaries. While we may selectively acquire diamond inventory that we believe will be attractive to our customers, our supply solution enables us to purchase only those diamonds that our customers have ordered. As a result, we are able to minimize the costs associated with carrying diamond inventory and limit our risk of potential mark-downs.

The importance of a purchase of diamonds and fine jewelry leads consumers to seek out substantial information and trusted guidance throughout their purchasing process. Our comprehensive websites and expertly trained customer service representatives ("diamond and jewelry consultants") improve the traditional purchasing experience by providing education and detailed product information that enable our customers to objectively compare diamonds and fine jewelry products, and make informed decisions. Our websites feature an interactive search functionality that allows our customers to quickly find the products that meet their needs from our broad selection of diamonds and fine jewelry. In September 2009, we launched our new bluenile.com website with a new look and feel, enhanced shopping tools, diamond search capabilities and product visualization.

Business Strategies

Our objective is to maximize our revenue and profitability and increase market share both domestically and internationally by offering exceptional value to our customers through a high quality customer experience that leverages supply chain efficiencies and an efficient cost structure. We are pursuing the following strategies for future growth:

Innovate and Enhance the Blue Nile Customer Experience

We continue to refine the customer service we provide in every step of the purchase process, from our websites to our customer support, product quality and fulfillment operations. The Blue Nile customer experience is designed to empower our customers with knowledge and confidence as they evaluate, select and purchase diamonds and fine jewelry. By innovating in the areas of website functionality, product visualization, and customer features, we intend to further enhance customer satisfaction.

Expand International Markets

We have and will continue to selectively pursue opportunities in international markets in which we can leverage our existing infrastructure and compelling value proposition. We are pursuing these opportunities based on each market's consumer spending on jewelry, adoption rate of online purchasing and competitive landscape, among other factors. As of January 3, 2010, we ship to more than 40 countries and territories worldwide. Our primary website serves the United States (U.S.) and 14 additional countries and territories throughout the world. All member states of the European Union (E.U.) are served from our United Kingdom (U.K.) website and Canadian customers are supported from our Canada website. In March 2009, we further enhanced our websites giving our customers the ability to transact in 22 additional foreign currencies.

We define international sales as products sold through our U.S., U.K. and Canadian websites and delivered to customers outside the U.S. International sales totaled $33.2 million, $27.7 million and $17.0 million for the fiscal years ended January 3, 2010, January 4, 2009 and December 30, 2007, respectively. Financial information by geographic area is included in Note 11 to the consolidated financial statements in Item 8 of this Annual Report on Form 10-K.

Optimize Profitability and Cash Flow

We have established and will continue to refine our scalable, capital-efficient business model that enables growth with lower working capital requirements than traditional store-based jewelry retailers. We focus on optimizing the cash flow dynamics of our business by managing inventory balances along with vendor payment terms. We further intend to optimize our profitability by rigorously managing our variable and semi-variable costs such as marketing, customer service, fulfillment, and payment processing fees to correspond with sales levels. Over the longer term, our goal is to increase revenues, profit, and cash flow by leveraging our relatively fixed cost technology and operations infrastructure as we achieve sales increases.

Enhance Product Assortment

We have and will continue to selectively expand our jewelry offerings, in terms of both price points and product mix, through additional customized and complete products. The online nature of our business allows us to test new products and efficiently add promising new merchandise to our overall assortment.

Blue Nile's Product Offerings and Supplier Relationships

Our merchandise consists of high quality diamonds and fine jewelry, with a particular focus on engagement diamonds and settings. Our online business model, combined with the strength of our supplier relationships, enables us to pursue a dynamic merchandising strategy. Our exclusive diamond supplier relationships allow us to display suppliers' diamond inventories on the Blue Nile websites for sale to consumers without holding the diamonds in our inventory until the products are ordered by customers. We purchase polished diamonds from several dozen suppliers, most of whom have long-standing relationships with us. We typically enter into multi-year agreements with diamond suppliers that provide for certain diamonds to be offered online to consumers exclusively through the Blue Nile websites. Our diamond supply agreements have expiration dates ranging from 2010 to 2014. Our diamond suppliers purchase rough and polished diamonds from sources throughout the world. Their ability to supply us with diamonds is dependent upon their ability to procure these diamonds.

Diamonds represent the most significant component of our product offerings. While we currently offer tens of thousands of independently certified diamonds, we aim to limit our diamond offerings to those possessing characteristics associated with high quality. Accordingly, we offer diamonds with specified characteristics in the areas of shape, cut, color, clarity and carat weight.

A significant portion of our revenues is derived from the sale of diamonds. Generally, we purchase diamonds on a "just in time" basis from our suppliers when a customer places an order for a specific diamond. We then assemble the diamond with a ring, pendant or earring setting from our inventory into customized diamond jewelry according to our customer's specifications. The finished jewelry is delivered to the customer generally within three business days from the order date.

We offer a broad range of other fine jewelry products and watches to complement our selection of high quality customized diamond jewelry. Our fine jewelry selection includes diamond, gemstone, platinum, gold, pearl and sterling silver jewelry and accessories as well as settings, wedding bands, earrings, necklaces, pendants and bracelets. In the case of fine jewelry, unlike most diamonds that we sell, we typically take products into inventory before they are ordered by our customers. Our fine jewelry and watches are purchased from over 40 manufacturers, most of whom have long-standing relationships with us. We do not enter into long-term supply agreements with our fine jewelry and watch vendors. We do enter into purchase order agreements with suppliers of fine jewelry and watches. These purchase order agreements establish terms for quantity, price, payment and shipping. Additionally, we enter into operating agreements with these suppliers that include product quality requirements, product specifications and shipping procedures. We believe that our current suppliers are able to sufficiently meet our product needs and that there are alternative sources for most fine jewelry and watch items that we purchase.

Marketing

Our marketing strategy is designed to increase Blue Nile brand recognition, generate consumer traffic, acquire customers, build a loyal customer base and promote repeat purchases. We believe our customers generally seek high quality diamonds and fine jewelry from a trusted source in a non-intimidating environment, where information, guidance, reputation, convenience and value are important characteristics. Our marketing and advertising efforts include online and offline initiatives, which primarily consist of search engines, portals and targeted website advertising, affiliate programs, direct online marketing, social networking and public relations.

Customer Service and Support

A key element of our business strategy is our ability to provide a high level of customer service and support. We augment our online information resources with knowledgeable, highly trained support staff through our call centers to give customers confidence in their purchases. Our diamond and jewelry consultants are trained to provide guidance on all steps in the process of buying diamonds and fine jewelry, including, among other things, the process for selecting an appropriate item, the purchase of that item, financing and payment alternatives, and shipping services. Our commitment to customers is reflected in both high service levels that are provided by our extensively trained diamond and jewelry consultants, as well as in our guarantees and policies. We prominently display all of our guarantees and policies on our websites to create an environment of trust. These include policies relating to privacy, security, product availability, pricing, shipping, refunds, exchanges and special orders. We typically offer a return policy of 30 days. We generally do not extend credit to customers except through third-party credit cards, although we maintain a relationship with a consumer financing company that offers financing to our customers.

Fulfillment Operations

Our fulfillment operations are designed to enhance value for our customers by fulfilling orders quickly, securely and accurately. When an order for a customized diamond jewelry setting is received, the third-party supplier who holds the diamond in inventory generally ships it to us, or to independent third-party jewelers with whom we maintain ongoing relationships for assembly, within one business day. Upon receipt, the merchandise is sent to assembly for setting and sizing, which is performed by our jewelers or independent third-party jewelers. Each diamond is inspected upon arrival from our suppliers, and each finished setting or sizing is inspected prior to shipment to a customer. Prompt and secure delivery of our products is a high priority, and we ship nearly all diamond and fine jewelry products via nationally recognized carriers. Loose diamonds and customized diamond jewelry products may be shipped by Blue Nile or directly by our suppliers or third-party jewelers to our customers.

Technology and Systems

Our technology systems use a combination of proprietary, licensed and open-source technologies. We focus our internal development efforts on creating and enhancing the features and functionality of our websites and order processing and fulfillment systems to deliver a high quality customer experience. We license third-party information technology systems for our financial reporting, inventory management, order fulfillment and merchandising. We use redundant Internet carriers to minimize the risk of downtime. Our systems are monitored continuously using third-party software, and an on-call team is staffed to respond to any emergencies or unauthorized access in the technology infrastructure.

Seasonality

We generally experience seasonal fluctuations in demand for our products. Our quarterly sales are impacted by various gift giving holidays including Valentine's Day (first quarter), Mother's Day (second quarter) and Christmas (fourth quarter). As a result, our quarterly revenue is generally the lowest in the third quarter (as a result of the lack of recognized gift giving holidays) and highest in the fourth quarter. The fourth quarter accounted for approximately 34%, 29% and 35% of our net sales in the years ended January 3, 2010, January 4, 2009 and December 30, 2007, respectively.

Competition

The diamond and fine jewelry retail market is intensely competitive and highly fragmented. Our primary competition comes from online and offline retailers that offer products within the higher quality segment of the jewelry market. In the future, we may also compete with other retailers that move into the higher quality jewelry segment. Current or potential competitors include the following:

- independent jewelry stores,

- retail jewelry store chains,
- online retailers that sell jewelry,
- department stores, chain stores and mass retailers,
- online auction sites,
- catalog and television shopping retailers,
- discount superstores and wholesale clubs, and
- Internet shopping clubs.

In addition to these competitors, we may face competition from suppliers of our products that decide to sell directly to consumers, either through physical retail outlets or through an online store. We also face competition from entities that make and market synthetic stones and gems to compete in the market for diamonds and diamond jewelry.

We believe that the principal competitive factors in our market are product selection and quality, customer service and support, price, brand recognition, reputation, reliability and trust, website features and functionality, convenience, and delivery performance. We believe that we compete favorably in the market for diamonds and fine jewelry by focusing on these factors.

Intellectual Property

We rely on general intellectual property law and contractual restrictions and, to a limited extent, copyrights and patents, to protect our proprietary rights and technology. These contractual restrictions include confidentiality agreements, invention assignment agreements and nondisclosure agreements with employees, contractors, suppliers and strategic partners. Despite the protection of general intellectual property law and our contractual restrictions, it may be possible for a third-party to copy or otherwise obtain and use our intellectual property without our authorization. In addition, we pursue the registration of our trademarks and service marks in the U.S. and certain other countries. However, effective intellectual property protection or enforcement may not be available in every country in which our products and services are made available in the future. In the U.S. and certain other countries, we have registered "Blue Nile," "bluenile.com," the BN logo, the Blue Nile BN stylized logo and "Build Your Own Rings" as trademarks. We have also registered copyrights with respect to images and information set forth on our websites and the computer codes incorporated in our websites, and filed U.S. patent applications relating to certain features of our websites. We also rely on technologies that we license from third parties, particularly software solutions for financial reporting, inventory management, order fulfillment and merchandising.

Employees

At January 3, 2010, we employed 183 full-time employees, five part-time employees and one independent contractor. We also utilize temporary personnel on a seasonal basis. Our employees are not party to any collective bargaining agreement and we have never experienced an organized work stoppage. We believe our relations with our employees are good.

Available Information

We make available, free of charge, through our primary website, www.bluenile.com, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports as soon as reasonably practicable after electronically filing such material with or furnishing it to the Securities and Exchange Commission ("SEC"). Our SEC reports, as well as our corporate governance policies and code of ethics, can be accessed through the investor relations section of our website. The information found on our website is not part of this or any other report filed with or furnished to the SEC. All of our filings with the SEC may be obtained at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. For information regarding the operation of the SEC's Public Reference Room, please contact the

SEC at 1-800-SEC-0330. Additionally, the SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at www.sec.gov. Amendments to, and waivers from, the code of ethics that apply to our principal executive officer, principal financial officer and principal accounting officer, or persons performing similar functions, and that relates to any element of the code of ethics definition enumerated in Item 406(b) of Regulation S-K will be disclosed at the website address provided above and, to the extent required by applicable regulations, on a current report on Form 8-K.

Item 1A. *Risk Factors*

You should carefully consider the risks described below and elsewhere in this report, which could materially and adversely affect our business, results of operations or financial condition. Our business faces significant risks and the risks described below may not be the only risks we face. Additional risks not presently known to us or that we currently believe are immaterial may materially affect our business, results of operations, or financial condition. If any of these risks occur, the trading price of our common stock could decline and you may lose all or part of your investment.

General economic factors may materially and adversely affect our financial performance and results of operations.

Our financial performance and results of operations depend significantly on worldwide economic conditions and their impact on consumer spending. Luxury products, such as diamonds and fine jewelry, are discretionary purchases for consumers. Recessionary economic cycles, higher interest rates, higher fuel and energy costs, inflation, levels of unemployment, conditions in the residential real estate and mortgage markets, access to credit, consumer debt levels, unsettled financial markets, and other economic factors that may affect consumer spending or buying habits could materially and adversely affect demand for our products. In addition, the recent turmoil in the financial markets has had and may continue to have an adverse effect on the United States and world economies, which could negatively impact consumer spending patterns for the foreseeable future. Reductions in consumer spending or disposable income may affect us more significantly than companies in other industries and companies with a more diversified product offering. In addition, current global economic conditions may materially and adversely affect our suppliers' financial performance, liquidity and access to capital. This may affect their ability to maintain their inventories, production levels and/or product quality, and could cause them to raise prices, lower production levels or cease their operations.

Further, any reduction in our sales will affect our liquidity. As discussed under "Liquidity and Capital Resources" in Part II, Item 7 of this Form 10-K, our liquidity is primarily dependent upon our net cash from operating activities. Our net cash from operating activities is sensitive to many factors, including changes in working capital and the timing and magnitude of capital expenditures. Working capital at any specific point in time is dependent upon many variables, including our operating results, seasonality, inventory management and assortment expansion, the timing of cash receipts and payments, and vendor payment terms.

Although the Company does not anticipate needing additional capital in the near term, financial market disruption may make it difficult for the Company to raise additional capital, when needed, on acceptable terms or at all. The interest rate environment and general economic conditions could also impact the investment income the Company is able to earn on securities it may hold from time to time.

The prices of commodity products upon which we are substantially dependent, such as diamonds, colored gemstones, platinum, gold and silver, are subject to fluctuations arising from changes in supply and demand, competition and market speculation. Rapid and significant changes in commodity prices, particularly diamonds, may materially and adversely affect our sales and profit margins by increasing the prices for our products. Economic factors such as increased shipping costs, inflation, higher costs of labor, insurance and healthcare, and changes in other laws, regulations, and taxes may also increase our cost of sales and our selling, general and administrative expenses, and otherwise adversely affect our financial condition and results of operations.

We expect our quarterly financial results to fluctuate, which may lead to volatility in our stock price.

We expect our net sales and operating results to vary significantly from quarter to quarter due to a number of factors, including changes in:

- demand for our products;
- the costs to acquire quality diamonds and precious metals;
- our ability to attract visitors to our websites and convert those visitors into customers;
- general economic conditions, both domestically and globally;
- our ability to retain existing customers or encourage repeat purchases;
- our ability to manage our product mix and inventory;
- wholesale diamond prices;
- consumer tastes and preferences for diamonds and fine jewelry;
- our ability to manage our operations;
- the extent to which we provide for and pay taxes;
- stock-based compensation expense as a result of the nature, timing and amount of stock options and restricted stock units granted, the underlying assumptions used in valuing stock options, the estimated rate of stock option and restricted stock unit forfeitures and other factors;
- advertising and other marketing costs;
- our, or our competitors', pricing and marketing strategies;
- the introduction of competitive websites, products, price decreases or improvements;
- conditions or trends in the diamond and fine jewelry industry;
- conditions or trends in the Internet and e-commerce industry;
- the success of our geographic, service and product line expansions;
- foreign exchange rates;
- interest rates; and
- costs of expanding or enhancing our technology or websites.

As a result of the variability of these and other factors, our operating results in future quarters may be below the expectations of public market analysts and investors. In this event, the price of our common stock may decline.

As a result of seasonal fluctuations in our net sales, our quarterly results may fluctuate and could be below expectations.

We have experienced and expect to continue to experience seasonal fluctuations in our net sales. In particular, a disproportionate amount of our net sales has been realized during the fourth quarter as a result of the December holiday season, and we expect this seasonality to continue in the future. Approximately 34%, 29% and 35% of our net sales in the years ended January 3, 2010, January 4, 2009 and December 30, 2007, respectively, were generated during the fourth quarter of each year. In anticipation of increased sales activity during the fourth quarter, we may incur significant additional expenses, including higher inventory of fine jewelry and additional staffing in our fulfillment and customer support operations. If we experience lower than expected net sales during any fourth quarter, it may have a disproportionately large impact on our operating results and financial condition for that year. Further, we may experience an increase in our net shipping cost due to complimentary upgrades, split-shipments, and additional long-zone shipments necessary to ensure timely delivery for the holiday season. We also experience considerable fluctuations in net sales in periods preceding other annual occasions such as Valentine's Day and Mother's Day. In the future, our seasonal sales patterns may become more pronounced, may strain our personnel and fulfillment activities, and may cause a shortfall in net sales as compared with expenses in a given period, which could substantially harm our business and results of operations.

We may not accurately forecast net sales and appropriately plan our expenses.

We may base our current and future expense levels on our operating forecasts and estimates of future net sales. Net sales and operating results are difficult to forecast because they generally depend on the volume and timing of the orders we receive, which are uncertain. Additionally, our business is affected by general economic and business conditions in the U.S. and international markets. A softening in net sales, whether caused by changes in customer preferences or a weakening in the U.S. or global economies, may result in decreased revenue levels. Some of our expenses are fixed, and as a result, we may be unable to adjust our spending in a timely manner to compensate for any unexpected shortfall in net sales. This inability could cause our net income in a given quarter to be lower than expected. We also make certain assumptions when forecasting the amount of expense we expect related to our stock-based compensation, which includes the expected volatility of our stock price, the expected life of options granted and the expected rate of stock option and restricted stock unit forfeitures. These assumptions are partly based on historical results. If actual results differ from our estimates, our net income in a given quarter may be lower than expected.

Our failure to acquire quality diamonds and fine jewelry at commercially reasonable prices and lead times would result in higher costs and damage our operating results and competitive position.

Our high quality customer experience depends on our ability to provide expeditious fulfillment of customer orders. If we are unable to acquire quality diamonds and fine jewelry at commercially reasonable prices and lead times, our costs may exceed our forecasts, our gross margins and operating results and customer experience may suffer and our competitive position could be damaged. The success of our business model depends, in part, on our ability to offer quality products to customers at prices that are below those of traditional jewelry retailers. Because of our virtual inventory model, our prices are much more sensitive to rapid fluctuations in the prices of commodities, particularly diamonds, which traditional retailers hold in inventory.

A majority of the world's supply of rough diamonds is controlled by a small number of diamond mining firms. As a result, any decisions made to restrict the supply of rough diamonds by these firms to our suppliers could substantially impair our ability to acquire diamonds at commercially reasonable prices, if at all. We do not currently have any direct supply relationships with these firms. Our ability to acquire diamonds and fine jewelry is also substantially dependent on our relationships with various suppliers. Approximately 24%, 22% and 22% of our payments to our diamond and fine jewelry suppliers for each of the years ended January 3, 2010, January 4, 2009 and December 30, 2007 were made to our top three suppliers for that year. Our inability to maintain and expand these and other future diamond and fine jewelry supply relationships on commercially reasonable terms or the inability of our current and future suppliers to maintain arrangements for the supply of products sold to us on commercially reasonable terms would substantially harm our business and results of operations. The financial performance and viability of our suppliers are also significantly dependent upon worldwide economic conditions and consumer demand for diamonds and fine jewelry. The failure of any of our principal suppliers to remain financially viable could adversely impact our supply of diamonds and fine jewelry for sale to our customers.

Suppliers and manufacturers of diamonds as well as retailers of diamonds and diamond jewelry are vertically integrated and we expect they will continue to vertically integrate their operations either by developing retail channels for the products they manufacture or acquiring sources of supply, including, without limitation, diamond mining operations. To the extent such vertical integration efforts are successful, some of the fragmentation in the existing diamond supply chain could be eliminated, our ability to obtain an adequate supply of diamonds and fine jewelry from multiple sources could be limited and our competitors may be able to obtain diamonds at lower prices.

Our failure to meet customer expectations with respect to price would adversely affect our business and results of operations.

Demand for our products has been highly sensitive to pricing changes. Changes in our pricing strategies have had and may continue to have a significant impact on our net sales, gross margins and net income. In the past, we have instituted retail price changes as part of our strategy to stimulate growth in net sales and optimize gross profit. We may institute similar price changes in the future. Such price changes may not result in an increase in net sales or in the optimization of gross profits. In addition, many external factors, including the costs to acquire diamonds and precious metals and our competitors' pricing and marketing strategies, can significantly impact our pricing strategies. If we fail to meet customer expectations with respect to price in any given period, our business and results of operations would suffer.

Our net sales may be negatively affected if we are required to collect taxes on purchases.

We collect sales and/or other taxes related to purchases by customers located in the State of Washington and the State of New York, and certain taxes required to be collected on sales to customers outside of the United States. One or more states or foreign countries have sought and others may seek to impose additional sales or other tax collection obligations on us in the future. A successful assertion by one or more states or foreign countries to require the collection of sales or other taxes on the sale of our products could result in substantial tax liabilities for past sales, discourage customers from purchasing products from us, decrease our competitive advantage, cause us to discontinue certain successful sales and marketing initiatives or otherwise substantially harm our business and results of operations.

While we believe that current law restricts state and local taxing authorities outside the State of Washington from requiring us to collect sales and use taxes from purchasers located within their jurisdictions, taxing authorities outside the State of Washington have, and in the future could, disagree with our interpretation. For example, a number of states, as well as the U.S. Congress, are considering or have adopted various initiatives designed to impose sales, use and other taxes on Internet sales. The successful implementation of any such initiatives could require us to collect sales, use and other taxes from purchasers located in states other than Washington. The imposition by state and local governments of various taxes upon Internet commerce could create administrative burdens for us and could significantly decrease our future net sales.

We may not succeed in continuing to establish the Blue Nile brand, which would prevent us from acquiring customers and increasing our net sales.

A significant component of our business strategy is the continued establishment and promotion of the Blue Nile brand. Due to the competitive nature of the market for diamonds and fine jewelry, if we do not continue to establish our brand and branded products, we may fail to build the critical mass of customers required to substantially increase our net sales. Promoting and positioning our brand will depend largely on the success of our marketing and merchandising efforts and our ability to provide a consistent, high quality product and customer experience. To promote our brand and branded products, we have incurred and will continue to incur substantial expenses related to advertising and other marketing efforts.

A critical component of our brand promotion strategy is establishing a relationship of trust with our customers, which we believe can be achieved by providing a high quality customer experience. In order to provide a high quality customer experience, we have invested and will continue to invest substantial amounts of resources in the development and functionality of our multiple websites, technology infrastructure, fulfillment operations and customer service operations. Our ability to provide a high quality customer experience is also dependent, in large part, on external factors over which we may have little or no control, including, without limitation, the reliability and performance of our suppliers, third-party jewelry assemblers, third-party carriers, third party diamond grading labs, and networking vendors. During our peak seasons, we rely on temporary employees to supplement our full-time customer service and fulfillment employees. Temporary employees may not have the same level of commitment to our customers as our full-time employees. If our customers are dissatisfied with the quality of the products or the customer service they receive, or if we are unable to deliver products to our customers in a timely manner or at all, our customers may stop purchasing products from us. We also rely on third parties for information, including product characteristics and availability that we present to consumers on our websites, which may, on occasion, be inaccurate. Our failure to provide our customers with high quality products and high quality customer experiences for any reason could substantially harm our reputation and adversely impact our efforts to develop Blue Nile as a trusted brand. The failure of our brand promotion activities could adversely affect our ability to attract new customers and maintain customer relationships, and, as a result, substantially harm our business and results of operations.

We face significant competition and may be unsuccessful in competing against current and future competitors.

The retail jewelry industry is intensely competitive, and we expect competition in the sale of diamonds and fine jewelry to increase and intensify in the future. Increased competition may result in price pressure, reduced gross margins and loss of market share, any of which could substantially harm our business and results of operations. Furthermore, our competitors may react to falling consumer confidence by reducing their retail prices. Such reduction and/or inventory liquidations can have a short-term adverse effect on our sales. Current and potential competitors include:

- independent jewelry stores;
- retail jewelry store chains, such as Tiffany & Co.;
- online retailers that sell jewelry, such as Amazon.com;
- department stores, chain stores and mass retailers, such as Nordstrom and Neiman Marcus;
- online auction sites, such as eBay;
- catalog and television shopping retailers, such as Home Shopping Network and QVC;
- discount superstores and wholesale clubs, such as Wal-Mart and Costco Wholesale; and
- Internet shopping clubs, such as Gilt Groupe and Rue La La.

In addition to these competitors, we may face competition from suppliers of our products that decide to sell directly to consumers, either through physical retail outlets or through online stores. We also face competition from entities that make and market synthetic stones and gems to compete in the market for diamonds and diamond jewelry.

Many of our current and potential competitors have advantages over us, including longer operating histories, greater brand recognition, existing customer and supplier relationships, and significantly greater financial, marketing and other resources. In addition, traditional store-based retailers offer consumers the ability to physically handle and examine products in a manner that is not possible over the Internet as well as a more convenient means of returning and exchanging purchased products.

Some of our competitors seeking to establish an online presence may be able to devote substantially more resources to website systems development and exert more leverage over the supply chain for diamonds and fine jewelry than we can. In addition, larger, more established and better capitalized entities may acquire, invest or partner with traditional and online competitors as use of the Internet and other online services increases. Our online competitors may duplicate many of the products, services and content we offer, which could harm our business and results of operations.

We rely on our suppliers, third-party carriers and third-party jewelers as part of our fulfillment process, and these third parties may fail to adequately serve our customers.

We significantly rely on our suppliers to promptly ship us diamonds ordered by our customers. Any failure by our suppliers to sell and ship such products to us in a timely manner will have an adverse effect on our ability to fulfill customer orders and harm our business and results of operations. Our suppliers, in turn, rely on third-party carriers to ship diamonds to us, and in some cases, directly to our customers. We also rely on a limited number of third-party carriers to deliver inventory to us and product shipments to our customers. We and our suppliers are therefore subject to the risks, including employee strikes, inclement weather, power outages, national disasters, rising fuel costs and other financial constraints associated with such carriers' abilities to provide delivery services to meet our and our suppliers' shipping needs. In addition, for some customer orders we rely on third-party jewelers to assemble and ship the product. Our suppliers', third-party carriers' or third-party jewelers' failure to deliver high-quality products to us or our customers in a timely manner or to otherwise adequately serve our customers would damage our reputation and brand and substantially harm our business and results of operations.

If our fulfillment operations are interrupted for any significant period of time, our business and results of operations would be substantially harmed.

Our success depends on our ability to successfully receive and fulfill orders and to promptly and securely deliver our products to our customers. Most of our inventory management, jewelry assembly, packaging, labeling and product return processes are performed in a single fulfillment center located in the United States. We also have a fulfillment facility located in Ireland. These facilities are susceptible to damage or interruption from human error, fire, flood, power loss, telecommunications failure, terrorist attacks, acts of war, break-ins, earthquake and similar events. Our business interruption insurance may be insufficient to compensate us for losses that may occur in the event operations at our fulfillment centers are interrupted. Any interruptions in our fulfillment center operations for any significant period of time could damage our reputation and brand and substantially harm our business and results of operations.

We rely on the services of our small, specialized workforce and key personnel, many of whom would be difficult to replace.

We rely upon the continued service and performance of key technical, fulfillment and senior management personnel. If we lose any of these personnel, our business could suffer. Competition for qualified personnel in our industry is intense. We believe that our future success will depend on our continued ability to attract, hire and retain key employees. Other than for our Executive Chairman, we do not have "key person" life insurance policies covering any of our employees. In addition, illness, severe adverse weather conditions or natural disasters could impede our ability to service our customers.

We face the risk of theft of our products from inventory or during shipment.

We have experienced and may continue to experience theft of our products while they are being held in our fulfillment centers or during the course of shipment to our customers by third-party shipping carriers. We have taken steps to prevent such theft. However, if security measures fail, losses exceed our insurance coverage or we are not able to maintain insurance at a reasonable cost, we could incur significant losses from theft, which would substantially harm our business and results of operations.

If the single facility where substantially all of our computer and communications hardware is located fails, our business, results of operations and financial condition would be harmed.

Our ability to successfully receive and fulfill orders and to provide high quality customer service depends in part on the efficient and uninterrupted operation of our computer and communications systems. Substantially all of the computer hardware necessary to operate our websites is located at a single leased facility. Our systems and operations are vulnerable to damage or interruption from human error, fire, flood, power loss, telecommunications failure, terrorist attacks, acts of war, break-ins, earthquake and similar events. We do not presently have redundant systems in multiple locations and our business interruption insurance may be insufficient to compensate us for losses that may occur.

Our systems are vulnerable to cyber attacks.

Our technology systems are vulnerable to cyber attacks including computer viruses, malware, denial of service attacks, physical or electronic break-ins, heavy spidering or bot activity, hackers who could encode our encryption secrets and similar disruptions. Such disruptions could lead to interruptions, delays, loss of critical data, the inability to fulfill customer orders or the unauthorized disclosure of confidential company and/or customer data which could substantially harm our business and results of operations.

Our failure to protect confidential information of our customers and our network against security breaches could damage our reputation and brand and substantially harm our business and results of operations.

A significant barrier to online commerce and communications is the secure transmission of confidential information over public networks. Our failure to prevent security breaches could damage our reputation and brand and substantially harm our business and results of operations. Currently, a majority of our sales are billed to our customers' credit card accounts directly. We rely on encryption and authentication technology licensed from third parties to effect secure transmission of confidential information, including credit card numbers. Advances in computer capabilities, human errors, new discoveries in the field of cryptography or other developments may result in a compromise or breach of the technology used by us to protect customer transaction data. In addition, any party who is able to illicitly obtain a user's password could access the customer's transaction data. An increasing number of websites and Internet companies have reported breaches of their security. Any such compromise of our security could damage our reputation, business and brand and expose us to a risk of loss or litigation and possible liability, which would substantially harm our business and results of operations. In addition, anyone who is able to circumvent our security measures could misappropriate proprietary information or cause interruptions in our operations, damage our computers or those of our users, or otherwise damage our reputation and business. These issues are likely to become more difficult as we expand the number of countries in which we operate. We may need to expend significant resources to protect against security breaches or to address problems caused by breaches.

Our net sales consist exclusively of diamonds and fine jewelry, and demand for these products could decline.

Our net sales and results of operations are highly dependent on the demand for diamonds and diamond jewelry, particularly engagement rings. Should prevailing consumer tastes for diamonds decline or customs with respect to engagement shift away from the presentation of diamond jewelry, demand for our products would decline and our business and results of operations would be substantially harmed.

The significant cost of diamonds results in part from their scarcity. From time to time, attempts have been made to develop and market synthetic stones and gems to compete in the market for diamonds and diamond jewelry. We expect such efforts to continue in the future. If any such efforts are successful in creating widespread demand for alternative diamond products, demand and price levels for our products would decline and our business and results of operations would be substantially harmed.

In recent years, increased attention has been focused on "conflict" diamonds, which are diamonds extracted from war-torn regions in Africa and sold by rebel forces to fund insurrection. Diamonds are, in some cases, also believed to be used to fund terrorist activities in some regions. We support the Kimberley Process, an international initiative intended to ensure diamonds are not illegally traded to fund conflict. As part of this initiative, we require our diamond suppliers to sign a statement acknowledging compliance with the Kimberley Process, and invoices received for diamonds purchased by us must include a certification from the vendor that the diamonds are conflict free. In addition, we prohibit the use of our business or services for money laundering or terrorist financing in accordance with the USA Patriot Act. Through these and other efforts, we believe that the suppliers from whom we purchase our diamonds exclude conflict diamonds from their inventories. However, we cannot independently determine whether any diamond we offer was extracted from these regions. Current efforts to increase consumer awareness of this issue and encourage legislative response could adversely affect consumer demand for diamonds. Consumer confidence is dependent, in part, on the certification of our diamonds by independent laboratories. A decline in the quality of the certifications provided by these laboratories could adversely impact demand for our products. Additionally, a decline in consumer confidence in the credibility of independent diamond grading certifications could adversely impact demand for our diamond products.

Our fine jewelry offerings must reflect the tastes and preferences of a wide range of consumers whose preferences may change regularly. Our strategy has been to offer primarily what we consider to be classic styles of fine jewelry, but there can be no assurance that these styles will continue to be popular with consumers in the future. If the styles we offer become less popular with consumers and we are not able to adjust our product offerings in a timely manner, our net sales may decline or fail to meet expected levels.

System interruptions that impair customer access to our websites would damage our reputation and brand and substantially harm our business and results of operations.

The satisfactory performance, reliability and availability of our websites, transaction processing systems and network infrastructure are critical to our reputation, our ability to attract and retain customers, and to maintain adequate customer service levels. Any future systems interruptions, downtime or technical difficulties that result in the unavailability of our websites or reduced order fulfillment performance could result in negative publicity, damage our reputation and brand, and cause our business and results of operations to suffer. We may be susceptible to such disruptions in the future. We may also experience temporary system interruptions for a variety of other reasons in the future, including power failures, failures of Internet service and telecommunication providers, software or human errors, or an overwhelming number of visitors trying to reach our websites during periods of strong seasonal demand or promotions. Because we are dependent in part on third parties for the implementation and maintenance of certain aspects of our systems and because some of the causes of system interruptions may be outside of our control, we may not be able to remedy such interruptions in a timely manner, or at all.

We may be unsuccessful in further expanding our operations internationally.

For the year ended January 3, 2010, international net sales represented more than 10% of our total annual net sales. In 2008 and 2009, we increased our product offerings and marketing and sales efforts throughout Europe, Canada and the Asia-Pacific region, and anticipate continuing to expand our international sales and operations in the future either by expanding local versions of our website for foreign markets or through acquisitions or alliances with third parties. Any international expansion plans we choose to undertake will increase the complexity of our business, require attention from management and other personnel and cause additional strain on our operations, technology systems, financial resources, and our internal financial control and reporting functions. Further, our expansion efforts may be unsuccessful. We have limited experience selling our products in international markets and in conforming to the local cultures, standards or policies necessary to successfully compete in those markets. We cannot be certain that we will be able to expand our global presence if we choose to further expand internationally. In addition, we may have to compete with retailers that have more experience with local markets. Our ability to expand and succeed internationally may also be limited by the demand for our products, the ability to successfully transact in foreign currencies, the ability of our brand to resonate with consumers globally and the adoption of electronic commerce in these markets. Different privacy, censorship and liability standards and regulations, and different intellectual property laws in foreign countries may prohibit expansion into such markets or cause our business and results of operations to suffer.

Our current and future international operations may also fail to succeed due to other risks inherent in foreign operations, including:

- the need to develop new supplier and jeweler relationships;
- international regulatory requirements, tariffs and duties;
- difficulties in staffing and managing foreign operations;
- longer payment cycles from credit card companies;
- greater difficulty in accounts receivable collection;
- our reliance on third-party carriers for product shipments to our customers;
- risk of theft of our products during shipment;

- limited shipping and insurance options for us and our customers;
- potential adverse tax consequences;
- foreign currency exchange risk;
- lack of infrastructure to adequately conduct electronic commerce transactions or fulfillment operations;
- unclear foreign intellectual property protection laws;
- laws and regulations related to corporate governance and employee/employer relationships;
- price controls or other restrictions on foreign currency;
- difficulties in obtaining export, import or other business licensing requirements;
- increased payment risk and greater difficulty addressing credit card fraud;
- consumer and data protection laws;
- lower levels of adoption or use of the Internet;
- geopolitical events, including war and terrorism; and
- the need to conduct business in foreign languages on both the website and in our customer service calls.

Our failure to successfully expand and manage our international operations may cause our business and results of operations to suffer.

In order to increase net sales and to sustain or increase profitability, we must attract customers in a cost-effective manner.

Our success depends on our ability to attract customers in a cost-effective manner. We have relationships with providers of online services, search engines, directories and other websites and e-commerce businesses to provide content, advertising banners and other links that direct customers to our websites. We rely on these relationships as significant sources of traffic to our websites. Our agreements with these providers generally have terms of one year or less. If we are unable to develop or maintain these relationships on acceptable terms, our ability to attract new customers would be harmed. In addition, many of the parties with whom we have online-advertising arrangements could provide advertising services to other companies, including retailers with whom we compete. As competition for online advertising has increased, the cost for these services has also increased. A significant increase in the cost of the marketing vehicles upon which we rely could adversely impact our ability to attract customers in a cost-effective manner and harm our business and results of operations.

If we are unable to accurately manage our inventory of fine jewelry, our reputation and results of operations could suffer.

Except for loose diamonds, substantially all of the fine jewelry we sell is from our physical inventory. Changes in consumer tastes for these products subject us to significant inventory risks. The demand for specific products can change between the time we order an item and the date we receive it. If we under-stock one or more of our products, we may not be able to obtain additional units in a timely manner on terms favorable to us, if at all, which would damage our reputation and substantially harm our business and results of operations. In addition, if demand for our products increases over time, we may be forced to increase inventory levels. If one or more of our products does not achieve widespread consumer acceptance, we may be required to take significant inventory markdowns, or may not be able to sell the product at all, which would substantially harm our results of operations.

Our stock price has been volatile historically, and may continue to be volatile. Further, the sale of our common stock by significant stockholders may cause the price of our common stock to decrease.

The trading price of our common stock has been and may continue to be subject to wide fluctuations. Our stock price may fluctuate in response to a number of events and factors, such as quarterly variations in operating results, announcements by us or our competitors, announcements relating to strategic decisions, announcements related to key personnel, service disruptions, changes in financial estimates and recommendations by security analysts, the operating and stock price performance of other companies that investors may deem comparable to us, and news reports relating to trends in our markets or general economic conditions.

In addition, several of our stockholders own significant portions of our common stock. If these stockholders were to sell all or a portion of their holdings of our common stock, the market price of our common stock could be negatively impacted. The effect of such sales, or of significant portions of our stock being offered or made available for sale, could result in strong downward pressure on our stock price. Investors should be aware that they could experience significant short-term volatility in our stock if such stockholders decide to sell all or a portion of their holdings of our common stock at once or within a short period of time.

Repurchases of our common stock may not prove to be the best use of our cash resources.

We have and plan to continue to opportunistically repurchase shares of our common stock. Since the inception of our share repurchase program in the first quarter of 2005 through January 3, 2010, we have repurchased 4.4 million shares for a total of $161.2 million. In February 2010, our board of directors authorized the repurchase of up to $100 million of our common stock during the subsequent 24-month period. These repurchases and any repurchases we may make in the future may not prove to be at optimal prices and our use of cash for the stock repurchase program may not prove to be the best use of our cash resources and may adversely impact our future liquidity.

We have foreign exchange risk.

The results of operations of Blue Nile Jewellery, Ltd., our Ireland subsidiary, are exposed to foreign exchange rate fluctuations. Upon translation from foreign currency into U.S. dollars, operating results may differ materially from expectations, and we may record significant gains or losses.

In March 2009, we expanded the capabilities of our websites from allowing customers to purchase our products in two foreign currencies to allowing purchases in 24 foreign currencies. This expansion increases our exposure to foreign exchange rate fluctuations and we may record significant gains or losses as a result of such fluctuations.

Our cash, cash equivalents and short-term investments are subject to a risk of loss based upon the solvency of the financial institutions in which they are maintained.

We maintain the majority of our cash, cash equivalents and short-term investments in accounts with major financial institutions within and outside the United States, in the form of demand deposits, money market accounts, time deposits, U.S. Treasury Bills and other short-term investments. Deposits in these institutions may exceed the amounts of insurance provided, or deposits may not at all be covered by insurance. If any of these institutions becomes insolvent, it could substantially harm our financial condition and we may lose some, or all, of such deposits.

Failure to adequately protect or enforce our intellectual property rights could substantially harm our business and results of operations.

We rely on a combination of patent, trademark, trade secret and copyright law, and contractual restrictions to protect our intellectual property. These afford only limited protection. Despite our efforts to protect and enforce our proprietary rights, unauthorized parties have attempted, and may in the future attempt, to copy aspects of our website features, compilation and functionality or to obtain and use information that we consider as proprietary, such as the technology used to operate our websites, our content and our trademarks. We have registered "Blue Nile," "bluenile.com," the BN logo, the Blue Nile BN stylized logo and "Build Your Own Ring" as trademarks in the United States and in certain other countries. Our competitors have, and other competitors may, adopt service names similar to ours, thereby impeding our ability to build brand identity and possibly leading to consumer confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of the term Blue Nile or our other trademarks. Any claims or consumer confusion related to our trademarks could damage our reputation and brand and substantially harm our business and results of operations.

We currently hold the bluenile.com, bluenile.co.uk and bluenile.ca Internet domain names and various other related domain names. Domain names generally are regulated by Internet regulatory bodies. If we lose the ability to use a domain name in a particular country, we would be forced to either incur significant additional expenses to market our products within that country, including the development of a new brand and the creation of new promotional materials and packaging, or elect not to sell products in that country. Either result could substantially harm our business and results of operations. The regulation of domain names in the United States and in foreign countries is subject to change. Regulatory bodies could establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. As a result, we may not be able to acquire or maintain the domain names that utilize the name Blue Nile in all of the countries in which we currently or intend to conduct business.

Litigation or proceedings before the U.S. Patent and Trademark Office or similar international regulatory agencies may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets and domain names and to determine the validity and scope of the proprietary rights of others. Any litigation or adverse priority proceeding could result in substantial costs and diversion of resources and could substantially harm our business and results of operations. We sell and intend to increasingly sell our products internationally, and the laws of many countries do not protect our proprietary rights to as great an extent as do the laws of the United States.

The success of our business may depend on our ability to successfully expand our product offerings.

Our ability to significantly increase our net sales and maintain and increase our profitability may depend on our ability to successfully expand our product lines beyond our current offerings. If we offer a new product category that is not accepted by consumers, the Blue Nile brand and reputation could be adversely affected, our net sales may fall short of expectations and we may incur substantial expenses that are not offset by increased net sales. Expansion of our product lines may also strain our management and operational resources.

Assertions by third parties of infringement by us of their intellectual property rights could result in significant costs and substantially harm our business and results of operations.

Third parties have, and may in the future, assert that we have infringed their technology or other intellectual property rights. We cannot predict whether any such assertions or claims arising from such assertions will substantially harm our business and results of operations. If we are forced to defend against any infringement claims, whether they are with or without merit or are determined in our favor, we may face costly litigation, diversion of technical and management personnel, or product shipment delays. Furthermore, the outcome of a dispute may be that we would need to develop non-infringing technology or enter into royalty or licensing agreements. Royalty or licensing agreements, if required, may be unavailable on terms acceptable to us, or at all.

Increased product returns and the failure to accurately predict product returns could substantially harm our business and results of operations.

We generally offer our customers an unconditional 30-day return policy that allows our customers to return most products if they are not satisfied for any reason. We make allowances for product returns in our financial statements based on historical return rates and current economic conditions. Actual merchandise returns are difficult to predict and may differ from our allowances. Any significant increase in merchandise returns above our allowances would substantially harm our business and results of operations.

Purchasers of diamonds and fine jewelry may not choose to shop online, which would prevent us from growing our business.

The online market for diamonds and fine jewelry is significantly less developed than the online market for books, music, toys and other consumer products. If this market does not gain widespread acceptance, our business may suffer. Our success will depend, in part, on our ability to attract consumers who have historically purchased diamonds and fine jewelry through traditional retailers. Furthermore, we may have to incur significantly higher and more sustained advertising and promotional expenditures or price our products more competitively than we currently anticipate in order to attract additional online consumers to our websites and convert them into purchasing customers. Specific factors that could prevent consumers from purchasing diamonds and fine jewelry from us include:

- concerns about buying luxury products such as diamonds and fine jewelry without a physical storefront, face-to-face interaction with sales personnel and the ability to physically handle and examine products;
- delivery time associated with Internet orders;
- product offerings that do not reflect consumer tastes and preferences;
- pricing that does not meet consumer expectations;
- concerns about the security of online transactions and the privacy of personal information;
- delayed shipments or shipments of incorrect or damaged products;
- inconvenience associated with returning or exchanging Internet purchased items; and
- usability, functions and features of our websites.

If use of the Internet, particularly with respect to online commerce, does not continue to increase as rapidly as we anticipate, our business and results of operations will be harmed.

Our future net sales and profits are substantially dependent upon the continued growth in the use of the Internet as an effective medium of business and communication by our target customers. Internet use may not continue to develop at historical rates and consumers may not continue to use the Internet and other online services as a medium for commerce. Failures by some online retailers to meet consumer demands could result in consumer reluctance to adopt the Internet as a means for commerce, and thereby damage our reputation and brand and substantially harm our business and results of operations.

In addition, the Internet may not be accepted as a viable long-term commercial marketplace for a number of reasons, including:

- actual or perceived lack of security of information or privacy protection;
- possible disruptions, computer viruses, spyware, phishing, attacks or other damage to the Internet servers, service providers, network carriers and Internet companies or to users' computers; and
- excessive governmental regulation.

Our success will depend, in large part, upon third parties maintaining the Internet infrastructure to provide a reliable network backbone with the speed, data capacity, security and hardware necessary for reliable Internet access and services. Our business, which relies on a contextually rich website that requires the transmission of substantial secure data, is also significantly dependent upon the availability and adoption of broadband Internet access and other high speed Internet connectivity technologies.

Our failure to address risks associated with payment methods, credit card fraud and other consumer fraud could damage our reputation and brand and may cause our business and results of operations to suffer.

Under current credit card practices, we are liable for fraudulent credit card transactions because we do not obtain a cardholder's signature. We do not currently carry insurance against this risk. To date, we have experienced minimal losses from credit card fraud, but we face the risk of significant losses from this type of fraud as our net sales increase and as we expand internationally. Our failure to adequately control fraudulent credit card transactions could damage our reputation and brand and substantially harm our business and results of operations. Additionally, for certain payment transactions, including credit and debit cards, we pay interchange and other fees. These fees may increase over time, which would raise our operating costs and lower our operating margins.

We rely on our relationship with a third-party consumer credit company to offer financing for the purchase of our products.

The purchase of the diamond and fine jewelry products we sell is a substantial expense for many of our customers. We currently rely on our relationship with a consumer finance company to provide financing to our customers. If we are unable to maintain this or other similar arrangements, we may not be able to offer financing alternatives to our customers, which may reduce demand for our products and substantially harm our business and results of operations.

We may undertake acquisitions to expand our business, which may pose risks to our business and dilute the ownership of our existing stockholders.

A key component of our business strategy includes strengthening our competitive position and refining the customer experience on our websites through internal development. However, from time to time, we may selectively pursue acquisitions of businesses, technologies or services. Integrating any newly acquired businesses, technologies or services may be expensive and time-consuming. To finance any acquisitions, it may be necessary for us to raise additional funds through public or private financings. Additional funds may not be available on terms that are favorable to us, and, in the case of equity financings, would result in dilution to our stockholders. If we do complete any acquisitions, we may be unable to operate such acquired businesses profitably or otherwise implement our strategy successfully. If we are unable to integrate any newly acquired entities or technologies effectively, our business and results of operations could suffer. The time and expense associated with finding suitable and compatible businesses, technologies or services could also disrupt our ongoing business and divert our management's attention. Future acquisitions by us could also result in large and immediate write-offs or assumptions of debt and contingent liabilities, any of which could substantially harm our business and results of operations. We have no current plans, agreements or commitments with respect to any such acquisitions.

Our failure to rapidly respond to technological change could result in our services or systems becoming obsolete and substantially harm our business and results of operations.

As the Internet and online commerce industries evolve, we may be required to license emerging technologies useful in our business, enhance our existing services, develop new services and technologies that address the increasingly sophisticated and varied needs of our prospective customers and respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis. We may not be able to successfully implement new technologies or adapt our websites, proprietary technologies and transaction-processing systems to customer requirements or emerging industry standards. Our failure to do so would substantially harm our business and results of operations. We may be required to upgrade existing technologies or business applications, or implement new technologies or business applications. Our results of operations may be affected by the timing, effectiveness and costs associated with the successful implementation of any upgrades or changes to our systems and infrastructure.

We may have exposure to greater than anticipated tax liabilities.

We are subject to income, payroll, duties and other business taxes in both the United States and foreign jurisdictions. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Our determination of our tax liability is always subject to review by applicable taxing authorities. Any adverse outcome of such a review could have a negative effect on our operating results and financial condition. Although we believe our estimates are reasonable, the ultimate tax outcome may differ from the amounts recorded in our financial statements and may materially affect our financial results in the period or periods for which such determination is made. In addition, the imposition of additional tax obligations on our business by state and local governments could create significant administrative burdens for us, decrease our future sales, and harm our cash flow and operating results.

Government regulation of the Internet and e-commerce is evolving and unfavorable changes could substantially harm our business and results of operations.

We are not currently subject to direct federal, state or local regulation other than regulations applicable to businesses generally or directly applicable to retailing and online commerce. However, as the Internet becomes increasingly popular, it is possible that laws and regulations may be adopted with respect to the Internet, which may impede the growth of the Internet or other online services. These regulations and laws may cover issues such as taxation, advertising, intellectual property rights, freedom of expression, pricing, restrictions on imports and exports, customs, tariffs, information security, privacy, data protection, content, distribution, electronic contracts and other communications, the provision of online payment services, broadband residential Internet access, and the characteristics and quality of products and services. Further, the growth of online commerce may prompt calls for more stringent consumer protection laws. Several states have proposed legislation to limit the uses of personal user information gathered online or require online companies to establish privacy policies. The Federal Trade Commission has also initiated action against at least one online company regarding the manner in which personal information is collected from users and provided to third parties. The adoption of additional privacy or consumer protection laws could create uncertainty in Internet usage and reduce the demand for our products and services.

We are not certain how our business may be affected by the application of existing laws governing issues such as property ownership, copyrights, personal property, encryption and other intellectual property issues, taxation, libel, obscenity, qualification to do business, and export or import matters. The vast majority of these laws were adopted prior to the advent of the Internet. As a result, they do not contemplate or address the unique issues of the Internet and related technologies. Changes in laws intended to address these issues could create uncertainty for those conducting online commerce. This uncertainty could reduce demand for our products and services or increase the cost of doing business as a result of litigation costs or increased fulfillment costs and may substantially harm our business and results of operations.

We may need to implement additional finance and accounting systems, procedures and controls as we grow our business and organization and to satisfy new reporting requirements.

As a public reporting company, we are required to comply with the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the SEC, including expanded disclosures and accelerated reporting requirements and more complex accounting rules. Compliance with these and other new requirements may increase our costs and require additional management time and resources. We may need to implement additional finance and accounting systems, procedures and controls to satisfy new reporting requirements. If our internal control over financial reporting is determined to be ineffective, investors could lose confidence in the reliability of our internal control over financial reporting, which could adversely affect our stock price.

Our failure to effectively manage the growth in our operations may prevent us from successfully expanding our business.

We have experienced, and in the future may experience, rapid growth in operations, which has placed, and could continue to place, a significant strain on our operations, services, internal controls and other managerial, operational and financial resources. To effectively manage future expansion, we will need to maintain our operational and financial systems and managerial controls and procedures, which include the following processes:

- transaction processing and fulfillment;
- inventory management;
- customer support;
- management of multiple supplier relationships;
- operational, financial and managerial controls;
- reporting procedures;
- management of our facilities;
- recruitment, training, supervision, retention and management of our employees; and
- technology operations.

If we are unable to manage future expansion, our ability to provide a high quality customer experience could be harmed, which would damage our reputation and brand and substantially harm our business and results of operations.

Item 1B. *Unresolved Staff Comments*

None.

Item 2. *Properties*

As of January 3, 2010, our operational facilities consisted of three separate locations: a corporate headquarters and fulfillment center located in Seattle, Washington and a fulfillment center located in Dublin, Ireland. Our corporate headquarters consists of approximately 24,000 square feet of office space and is subject to a sub-lease that expires in April 2011. Our U.S. fulfillment center consists of approximately 27,000 square feet of warehouse space and is subject to a lease that expires in October 2011. Our Ireland fulfillment center consists of approximately 10,000 square feet of combined office and warehouse space and is subject to a lease expiring in December 2011. Certain of the leases include renewal provisions at our option. We believe that the facilities housing our corporate headquarters and our fulfillment centers will be adequate to meet our current requirements for our operations and that suitable additional or substitute space will be available as needed.

Item 3. *Legal Proceedings*

See discussion of legal proceedings in Note 4 to the consolidated financial statements included in Item 8 of this Report.

Item 4. *Submission of Matters to a Vote of Security Holders*

No matters were submitted to a vote of security holders during the fourth quarter ended January 3, 2010.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Market Information and Dividend Policy

Our Common Stock is quoted on The NASDAQ Stock Market LLC under the symbol "NILE." On February 19, 2010 we had approximately 41 stockholders based on the number of record holders.

The following table sets forth the high and low sales prices of our common stock for fiscal years 2009 and 2008. The quotations are as reported in published financial sources.

	High	Low
Fiscal year 2009:		
First Quarter	$36.61	$18.34
Second Quarter	$51.23	$32.03
Third Quarter	$63.00	$36.00
Fourth Quarter	$67.16	$55.03
Fiscal year 2008:		
First Quarter	$70.80	$38.35
Second Quarter	$55.95	$41.73
Third Quarter	$52.50	$33.76
Fourth Quarter	$44.98	$20.09

We have not paid any cash dividends on our common stock since inception, and it is not anticipated that cash dividends will be paid on shares of our common stock in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors.

Performance Measurement Comparison(1)

The following graph compares the total cumulative stockholder return on the Company's common stock with the total cumulative return of the Nasdaq Market Index and the RDG Internet Composite Index for the five-year period ending on January 3, 2010, our 2009 fiscal year end. Historical stock price performance should not be relied upon as an indication of future stock price performance.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN(2)
Among Blue Nile, Inc., The NASDAQ Composite Index
And The RDG Internet Composite Index


$300
$250
$200
$150
$100
$50
$0
1/2/05
1/1/06
12/31/06
12/30/07
1/4/09
1/3/10
Blue Nile, Inc.
NASDAQ Composite
RDG Internet Composite

PLOT POINT TO COME

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(1) This Section is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference in any of our filings under the 1933 Act or the 1934 Act whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

(2) Assumes $100 was invested on January 2, 2005 at the closing price on this day, in Blue Nile's common stock and each index, and all dividends have been reinvested. No cash dividends have been declared on Blue Nile's common stock. Stockholder returns over the indicated period should not be considered indicative of future stockholder returns.

Item 6. *Selected Consolidated Financial Data*

The table below shows selected consolidated financial data for each of our fiscal years ended January 3, 2010, January 4, 2009, December 30, 2007, December 31, 2006, and January 1, 2006. The consolidated statements of operations data and the additional operating data for each of the fiscal years ended January 3, 2010, January 4, 2009, and December 30, 2007 and the consolidated balance sheets as of January 3, 2010 and January 4, 2009 are derived from our audited consolidated financial statements included elsewhere in this report. The consolidated statements of operations for the fiscal years ended December 31, 2006 and January 1, 2006 and the consolidated balance sheet data as of December 30, 2007, December 31, 2006 and January 1, 2006, are derived from audited consolidated financial statements not included in this report.

You should read the following selected consolidated financial and operating information together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited consolidated financial statements and the related notes included elsewhere in this Annual Report on Form 10-K. The historical results presented below are not necessarily indicative of future results. See Note 10 of the related notes to our consolidated financial statements for the calculation of weighted average shares outstanding used in computing basic and diluted net income per share.

BLUE NILE, INC.

SELECTED CONSOLIDATED FINANCIAL DATA

	Year Ended January 3, 2010	Year Ended January 4, 2009(2)	Year Ended December 30, 2007	Year Ended December 31, 2006	Year Ended January 1, 2006
	(In thousands, except per share data)				
Consolidated Statements of Operations Data:					
Net sales	$302,134	$295,329	$319,264	$251,587	$203,169
Gross profit	65,344	59,996	65,204	50,853	45,042
Selling, general and administrative expenses	45,997	44,005	42,792	34,296	26,993
Operating income	19,347	15,991	22,412	16,557	18,049
Income before income taxes	19,678	17,856	26,587	19,980	20,553
Income tax expense	6,878	6,226	9,128	6,916	7,400
Net income	$ 12,800	$ 11,630	$ 17,459	$ 13,064	$ 13,153
Basic net income per share	$ 0.88	$ 0.78	$ 1.10	$ 0.79	$ 0.75
Diluted net income per share	$ 0.84	$ 0.75	$ 1.04	$ 0.76	$ 0.71
Shares used in computing basic net income per share	14,534	14,925	15,919	16,563	17,550
Shares used in computing diluted net income per share	15,216	15,505	16,814	17,278	18,597
Additional Operating Data:					
Net cash provided by (used in) operating activities	$ 39,018	$ (2,927)	$ 41,455	$ 40,518	$ 31,272
Gross profit margin	21.6%	20.3%	20.4%	20.2%	22.2%
Selling, general and administrative expenses as a percentage of net sales	15.2%	14.9%	13.4%	13.6%	13.3%

	As of January 3, 2010	As of January 4, 2009(2)	As of December 30, 2007	As of December 31, 2006	As of January 1, 2006
			(In thousands)		
Consolidated Balance Sheet Data:					
Cash and cash equivalents	$ 78,149	$54,451	$122,793	$ 78,540	$ 71,921
Marketable securities	—	—	—	19,767	42,748
Short-term investments	15,000	—	—	—	—
Accounts receivable	1,835	1,709	3,576	1,640	1,877
Inventories	19,434	18,834	20,906	14,616	11,764
Accounts payable	76,128	62,291	85,866	66,625	50,157
Working capital(1)	29,662	7,589	53,455	41,881	76,869
Total assets	130,415	89,665	160,586	122,106	138,005
Total long-term obligations	964	1,213	1,418	666	863
Total stockholders' equity	43,269	19,308	63,477	47,303	81,515

(1) Working capital consists of total current assets, including cash, cash equivalents and short-term investments, less total current liabilities.

(2) Fiscal year 2008 consists of 53 weeks, which is one week longer than the other fiscal years presented.

Item 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operations***

The following discussion should be read in conjunction with the consolidated financial statements and related notes which appear elsewhere in this report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this report, particularly under the heading "Item 1A. Risk Factors."

Management Overview

About Blue Nile

Incorporated in 1999, we are the leading online retailer of diamonds and fine jewelry that offers an exceptional customer experience, including substantial education, guidance, selection, customization capability, convenience and value. We believe we have successfully built Blue Nile into a premium brand.

Our long-term financial focus is primarily on sustainable growth in free cash flow [1]. Non-GAAP free cash flow is primarily driven by increasing our operating income and efficiently managing working capital and capital expenditures. Increases in operating income primarily result from increases in sales through our websites, improvements in operating margins and the efficient management of operating costs, offset by the investments that we make in longer-term strategic initiatives.

We have an obsessive focus on the customer. We design our websites to offer easy to understand, step-by-step guides to visualizing, evaluating, selecting and purchasing diamonds and fine jewelry. Our customer support centers are staffed with non-commissioned product experts who offer advice and guidance to customers. We continue to invest in optimizing our fulfillment operations to ensure that our customized products can be delivered as soon as one business day, but generally within three business days of order.

Customer feedback and customer satisfaction ratings are among the key non-financial measures we review. We believe that maintaining high overall customer satisfaction is critical to our ongoing efforts to elevate the Blue Nile brand and to increase our net sales and net income. We actively solicit customer feedback on our website functionality as well as on the entire purchase experience. To maintain a high level of performance by our diamond and jewelry consultants, we also undertake an ongoing customer feedback process.

Differentiating Factors and Value Proposition

We have built an innovative business model that delivers exceptional value and service to customers. We have developed relationships with a large number of independent vendors with whom we have exclusive agreements as an online retailer. Our unique inventory model allows us to offer our customers access to a large selection of high quality diamonds. In most cases, we purchase diamonds from our suppliers only when a customer has ordered them from us. As a result, we do not incur the significant costs typically associated with carrying high levels of diamond inventory as in physical retail. Our efficient operating model also provides for negative working capital benefits. Payments are received from customers within a few days of their orders, but our vendor payment terms are typically in the 60-90 day range.

As an online retailer, we also do not incur most of the operating costs associated with physical retail stores, including occupancy costs and related overhead. As a result, while our gross profit margins are lower than those typically maintained by traditional diamond and fine jewelry retailers, we are able to realize relatively higher operating income as a percentage of net sales. In the year ended January 3, 2010, we had a 21.6% gross profit margin, as compared to what we believe to be gross profit margins of up to 50% or more by some traditional retailers. Our lower gross profit margins result from lower retail prices that we offer to our

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[1] Blue Nile defines free cash flow, a non-GAAP financial measure, as net cash provided by (used in) operating activities less cash outflows for purchases of fixed assets, including internal use software and website development.

customers. We believe that these lower prices, in turn, will result in increasing our market share in the luxury jewelry retail space.

Diamonds represent the most significant component of our product offerings. World diamond prices began to decline in the fourth quarter of 2008 and continued to decline throughout the first quarter of 2009. Prices stabilized in the second quarter of 2009, remained relatively stable throughout the remainder of 2009, and continued to be lower on a year-over-year basis. We believe our "just in time" inventory model allows us to adjust our retail prices more quickly than traditional retailers that maintain larger physical inventories. As a result, we believe we are at a greater competitive advantage when diamond prices decline because our business model allows us to pass on lower prices more quickly than physical jewelry retailers. We believe our online model, our consumer value proposition and a focus on the customer experience have led Blue Nile to overall market share gains.

Seasonality

We generally experience seasonal fluctuations in demand for our products. Our quarterly sales are impacted by various gift giving holidays including Valentine's Day (first quarter), Mother's Day (second quarter) and Christmas (fourth quarter). As a result, our quarterly revenue is typically lowest in the third quarter (as a result of the lack of recognized gift giving holidays) and highest in the fourth quarter.

Future Growth Opportunities

A customer's first purchase from Blue Nile is often an engagement ring. Our goal is to provide an unrivaled customer experience such that we become our customers' jeweler for life. We have continued to expand our product lines to include non-engagement diamond jewelry as well as other products such as pearls, gemstones and various silver, gold and platinum offerings and watches. Our satisfied customers are also an important source of referrals that we believe will help drive future growth.

We intend to selectively pursue opportunities in international markets in which we can leverage our existing infrastructure and compelling value proposition. In 2008, we expanded our website offerings to include shipment to over 40 countries and territories throughout the world and in 2009, we expanded the capabilities of our websites from allowing customers to purchase our products in two foreign currencies to allowing purchases in 24 foreign currencies. We believe that offering local currencies makes it easier for our international customers to recognize the value in our product offerings and improve their shopping experience. We will prioritize and pursue future international opportunities based on a number of factors, including, but not limited to, each market's consumer spending on jewelry, adoption rate of online purchasing and overall competitive landscape.

In September 2009, we launched our new bluenile.com website with a new look and feel, improved shopping tools, highly advanced diamond search capabilities and enhanced product images. Our website is the foundation of our business and these improvements continue to elevate our customer experience and brand positioning, contributing to our current and future growth.

Trends

The extensive weakening of the U.S. and global economies that began in 2008 continued in 2009. Macroeconomic conditions continued to be weak in the first half of 2009, then improved in the second half of the year; however, these conditions continue to have a significant impact on consumer spending, including the sale of luxury products such as diamonds and fine jewelry. In the U.S., the contraction in retail jewelry capacity that started in 2008 continued in 2009. Our low-cost business model provided us the flexibility to operate profitably throughout the difficult consumer environment while the industry as a whole has struggled. We believe that our broad selection, focus on exceptional service and the value that we offer to consumers led to an increase in market share, as demonstrated by our sales and earnings growth in fiscal year 2009.

Critical Accounting Policies

The preparation of our consolidated financial statements requires that we make certain estimates and judgments that affect amounts reported and disclosed in our consolidated financial statements and related notes. We base our estimates on historical experience and on other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates. The following are the critical accounting policies that we believe require significant estimation and management judgment.

Revenue Recognition

We recognize revenue and the related gross profit on the date on which ownership passes from Blue Nile to our customers. For customers in the U.S., Canada and the E.U., this is at the time the package is received by the customer. For other customers, ownership passes at the time the product is shipped. As we require customer payment prior to order shipment, any payments received prior to the transfer of ownership are not recorded as revenue. For U.S., Canadian and E.U. shipments, we utilize our freight vendors' tracking information to determine when delivery has occurred, which is typically within one to three days after shipment. We reduce revenue by a provision for returns, which is based on our historical product return rates and current economic conditions. Our contracts with our suppliers generally allow us to return diamonds purchased and returned by our customers.

Stock-based Compensation

We account for stock-based compensation in accordance with the fair value recognition provisions of Accounting Standards Codification (ASC) Topic 718 "Stock Compensation." We use the Black-Scholes-Merton option valuation model, which requires the input of highly subjective assumptions. These assumptions include estimating the length of time employees will retain their vested stock options before exercising them ("expected term") and the estimated volatility of our common stock price over the expected term ("expected volatility"). Changes in these assumptions can materially affect the estimate of the fair value of employee stock options and consequently, the related amount of stock-based compensation expense recognized in the consolidated statements of operations.

We performed the following sensitivity analysis using changes in the expected term and expected volatility that could be reasonably possible in the near term. If we assumed a six-month increase or decrease in the expected term or a 500 basis point increase or decrease in expected volatility, the value of a newly granted hypothetical stock option would increase (decrease) by the following percentages:

	Increase	Decrease
Expected term(1)	5.5%	(6.0)%
Expected volatility(1)	7.6%	(7.8)%

(1) Sensitivity to change in assumptions was determined using the Black-Scholes-Merton valuation model compared to the following original assumptions: stock price and exercise price equal to the closing market price of Blue Nile, Inc. common stock on December 31, 2009, expected term of 4.0 years, expected volatility of 55.12%, expected dividend yield of 0.0% and a risk-free interest rate of 1.37%.

In addition, we are required to estimate the expected forfeiture rate and only recognize stock-based compensation expense for grants that are expected to vest. We estimate the forfeiture rate based on historical experience. To the extent our actual forfeiture rate is different from our estimate, stock-based compensation expense is adjusted accordingly.

Results of Operations

The following table presents our historical operating results for the periods indicated as a percentage of net sales:

	Year Ended January 3, 2010	Year Ended January 4, 2009	Year Ended December 30, 2007
Net sales	100.0%	100.0%	100.0%
Gross profit	21.6	20.3	20.4
Selling, general and administrative expenses	15.2	14.9	13.4
Operating income	6.4	5.4	7.0
Other income, net	0.1	0.6	1.3
Income before income taxes	6.5	6.0	8.3
Income tax expense	2.3	2.1	2.8
Net income	4.2%	3.9%	5.5%

The following describes certain line items set forth in our consolidated statements of operations:

Net Sales. Substantially all of our net sales consist of diamonds and fine jewelry sold via the Internet, net of estimated returns. Historically, net sales have been higher in the fourth quarter as a result of higher consumer spending during the holiday season. We expect this seasonal trend to continue in the foreseeable future.

Gross Profit. Our gross profit consists of net sales less the cost of sales. Our cost of sales includes the cost of merchandise sold to customers, inbound and outbound shipping costs, depreciation on assembly-related assets, insurance on shipments and the costs incurred to set diamonds into ring, earring and pendant settings, including labor and related facilities costs. Our gross profit has fluctuated historically and we expect it to continue to fluctuate based primarily on our product acquisition costs, product mix and pricing decisions.

Selling, General and Administrative Expenses. Our selling, general and administrative expenses consist primarily of payroll and related benefit costs for our employees, stock-based compensation, marketing costs and credit card fees. These expenses also include certain facility-related costs, and fulfillment, customer service, technology and depreciation expenses, as well as professional fees and other general corporate expenses.

Fiscal Year. The Company's fiscal year generally ends on the Sunday closest to December 31. Each fiscal year consists of four 13-week quarters, with one extra week added in the fourth quarter every five to six years. Our fiscal year 2008 included one extra week in the fourth quarter, or 53 weeks for the fiscal year, as a result of our 4-4-5 retail reporting calendar.

The following table presents our historical operating results, including a comparison of the financial results for the periods indicated (dollars in thousands, except per share data):

	Year Ended January 3, 2010	Year Ended January 4, 2009(1)	Year Ended December 30, 2007	Comparison of Year Ended January 3, 2010 to Year Ended January 4, 2009		Comparison of Year Ended January 4, 2009 to Year Ended December 30, 2007	
				$ Change	% Change	$ Change	% Change
Net sales	$302,134	$295,329	$319,264	$ 6,805	2.3%	$(23,935)	(7.5)%
Cost of sales	236,790	235,333	254,060	1,457	0.6%	(18,727)	(7.4)%
Gross profit	65,344	59,996	65,204	5,348	8.9%	(5,208)	(8.0)%
Selling, general and administrative expenses	45,997	44,005	42,792	1,992	4.5%	1,213	2.8%
Operating income	19,347	15,991	22,412	3,356	21.0%	(6,421)	(28.6)%
Other income, net:							
Interest income, net	122	1,420	3,760	(1,298)	(91.4)%	(2,340)	(62.2)%
Other income, net	209	445	415	(236)	(53.0)%	30	7.2%
	331	1,865	4,175	(1,534)	(82.3)%	(2,310)	(55.3)%
Income before income taxes	19,678	17,856	26,587	1,822	10.2%	(8,731)	(32.8)%
Income tax expense	6,878	6,226	9,128	652	10.5%	(2,902)	(31.8)%
Net income	$ 12,800	$ 11,630	$ 17,459	$ 1,170	10.1%	$ (5,829)	(33.4)%
Basic net income per share	$ 0.88	$ 0.78	$ 1.10	$ 0.10	12.8%	$ (0.32)	(29.1)%
Diluted net income per share	$ 0.84	$ 0.75	$ 1.04	$ 0.09	12.0%	$ (0.29)	(27.9)%

(1) Fiscal year 2008 consists of 53 weeks, which is one week longer than the other fiscal years presented

Comparison of Year Ended January 3, 2010 to Year Ended January 4, 2009

Net Sales

Net sales increased 2.3% in the year ended January 3, 2010, compared with the year ended January 4, 2009. Excluding the additional week of sales included in 2008, net sales would have increased 3.3% in 2009 when compared to the prior year. The increase in net sales was due to an increase in the average retail value per order shipped, partially offset by a decrease in the number of orders shipped to customers. Year over year sales trends improved each quarter of the year culminating with strong performance in the fourth quarter of 2009, which had 20.0% sales growth. Net sales in the U.S. increased by 0.5% to $268.9 million in 2009 compared with $267.6 million in the prior year. International sales increased 19.9% to $33.2 million for the year ended January 3, 2010, compared to $27.7 million for the year ended January 4, 2009.

Our core bridal jewelry category experienced sales trends consistent with the overall business. Sales of our non-engagement jewelry, which is more discretionary, were more impacted by the pullback in consumer spending and were weak in the first half of 2009. Our non-engagement jewelry sales began to improve in the third quarter and strengthened considerably in the fourth quarter holiday season.

International sales contributed significantly to the overall increase in net sales in 2009, representing 1.9% of the 2.3% sales growth. In 2009, we enhanced our websites, expanding our customers' ability to shop and transact in 22 additional foreign currencies. We believe this expansion, increased marketing efforts and expanded brand awareness contributed to the increase in our international sales in 2009 compared to 2008. Internally, we also monitor our international sales performance on a non-GAAP basis which eliminates the positive or negative effects that result from translating international sales into U.S. dollars ("constant exchange rate basis"). International sales growth was negatively impacted approximately 7.5% due to changes in foreign exchange rates in 2009 compared to the rates in effect during 2008. Excluding the impact of changes in foreign exchange rates, international sales increased 27.4% in the year ended January 3, 2010.

Gross Profit

Gross profit increased $5.3 million or 8.9% in the year ended January 3, 2010 compared to the year ended January 4, 2009, primarily due to the $6.8 million increase in net sales. Gross profit as a percentage of net sales increased by 130 basis points to 21.6% in the year ended January 3, 2010 compared to 20.3% in the year ended January 4, 2009. The increase in gross profit as a percentage of sales is attributable to the continued emphasis on cost optimization related to product sourcing and product sales mix.

Costs for our jewelry products are impacted by prices for diamonds and precious metals, including gold, platinum and silver, which rise and fall based upon global supply and demand dynamics. In making retail pricing decisions, we take into account fluctuations in the pricing of diamonds and precious metals, which in turn, affect the gross margin that we realize from such products. While prices for diamonds and precious metals will continue to fluctuate based upon global supply and demand dynamics, we cannot adequately predict the amount and timing of any such fluctuations. We expect that gross profit will fluctuate in the future based on changes in product acquisition costs, particularly diamond prices, product mix and pricing decisions.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased 4.5% to $46.0 million in the year ended January 3, 2010 compared to $44.0 million in the year ended January 3, 2009 due to several factors. Incentive compensation was approximately $1.3 million compared to zero in the prior year. A $0.4 million increase in payroll and related expenses was attributable to technology projects in support of business growth and key initiatives, as well as general staffing levels. Depreciation expense related to additional capitalized assets added approximately $0.5 million to expenses. Credit card processing fees increased $0.3 million due to higher sales volumes. Stock-based compensation expense increased approximately $0.2 million primarily due to lower expenses in the prior year related to forfeited options of former employees. These increases were offset by a $0.6 million decrease in marketing and advertising costs primarily related to decreased spending in online marketing vehicles and a $0.6 million decrease in legal expenses due to lower spending on intellectual property and other corporate matters. As a percentage of net sales, selling, general and administrative expenses were 15.2% and 14.9% for the years ended January 3, 2010 and January 4, 2009, respectively.

Other Income, Net

The decrease in interest income for the year ended January 3, 2010 as compared with the year ended January 4, 2009 was due to lower interest rates.

Income Taxes

The effective income tax rate for the year ended January 3, 2010 was 35.0% as compared to 34.9% for the year ended January 4, 2009.

Comparison of Year Ended January 4, 2009 to Year Ended December 30, 2007

Net Sales

Net sales decreased 7.5% in the year ended January 4, 2009, compared with the year ended December 30, 2007. Excluding the additional week of sales included in the year ended January 4, 2009, net sales would have decreased approximately 8.7% when compared to the year ended December 30, 2007. The decrease in net sales was due to a decrease in the number of orders shipped to customers, partially offset by an increase in the average retail value per order shipped. In 2008, our sales were significantly impacted by the extensive weakening of the U.S. and global economies, which has had a severe impact on consumer spending, particularly for luxury products such as jewelry.

Our 2008 sales were also impacted by rising prices for diamonds. We purchase diamonds on a "just in time" basis from our suppliers when a customer places an order for a specific diamond. As diamond pricing in the overall market rises and falls, we generally adjust our retail prices to take these price changes into account. This results in us passing along price increases or decreases to customers more quickly than traditional retailers that maintain larger inventories. As a result, our sales can be impacted negatively in a rapidly rising price environment for diamonds. World diamond prices increased throughout much of 2008, but started to decline late in the fourth quarter.

International sales were $27.7 million for the year ended January 4, 2009, comprising 9.4% of 2008 sales, compared to $17.0 million for the year ended December 30, 2007, comprising 5.3% of 2007 sales. In 2008, we began offering our products for sale through our websites to over 35 new countries and territories throughout the world. This expanded offering primarily contributed to the increase in our international sales in 2008 compared to 2007. Although international sales increased in 2008, in the fourth quarter we experienced sales declines, which we believe were the results of the strengthening of the U.S. dollar combined with global economic weakness. On a constant exchange rate basis, international sales increased in the fourth quarter of 2008.

Gross Profit

Gross profit decreased 8.0% in the year ended January 4, 2009 compared to the year ended December 30, 2007, primarily due to the decrease in net sales. Gross profit as a percentage of net sales was 20.3% in the year ended January 4, 2009 compared to 20.4% in the year ended December 30, 2007. The decrease in gross profit as a percentage of net sales is attributed to changes in product mix. Our engagement category, which typically carries a lower gross margin than our jewelry category, performed relatively better than the non-engagement jewelry in the year ended January 4, 2009. Sales of non-engagement jewelry appear to have been more impacted from consumers pulling back on discretionary purchases. Additionally, costs for our jewelry products are impacted by prices for precious metals, including gold, platinum and silver, which rise and fall based upon global supply and demand dynamics. In making retail pricing decisions, we take into account fluctuations in the pricing of precious metals, which in turn, affect the gross margin that we realize from such products.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased 2.8% to $44.0 million in the year ended January 4, 2009 compared to $42.8 million in the year ended December 30, 2007 due to several factors. Stock-based compensation expense increased approximately $1.3 million due to the number of options granted and the fair value of these stock options expensed during the year partially offset by forfeited options of former employees. Legal costs increased approximately $0.6 million related to intellectual property and corporate matters. Marketing and advertising costs increased approximately $0.3 million, driven by spending in online marketing vehicles, such as search, affiliate channels, online portals and other marketing initiatives to drive higher sales volumes. Depreciation expense added approximately $0.2 million to expenses, primarily due to the expansion of our U.S. fulfillment facility and the addition of our Ireland fulfillment center in 2007. These increases were partially offset by a $0.9 million decrease in payroll and related costs due primarily to no management incentive pay in 2008. Credit card processing fees decreased $0.2 million due to lower sales volumes. As a percentage of net sales, selling, general and administrative expenses were 14.9% and 13.4% for the years ended January 4, 2009 and December 30, 2007, respectively.

Other Income, Net

The decrease in interest income for the year ended January 4, 2009 as compared with the year ended December 30, 2007 was due to a decrease in interest rates and lower overall cash balances, primarily due to share repurchases.

Income Taxes

The effective income tax rate for the year ended January 4, 2009 was 34.9% as compared to 34.3% for the year ended December 30, 2007. The 0.6% increase in the effective tax rate was due primarily to lower blended tax rates.

Liquidity and Capital Resources

We are primarily funded by our cash flows from operations. The significant components of our working capital are inventory and liquid assets such as cash and trade accounts receivable, reduced by accounts payable and accrued expenses. Our business model provides certain beneficial working capital characteristics. While we collect cash from sales to customers within several business days of the related sale, we typically have extended payment terms with our suppliers.

Recessionary economic cycles, investment and credit market conditions, unemployment levels and other economic factors impact consumer spending patterns. The extensive weakening of the U.S. and global economies that began in 2008 continued in the first half of 2009 and had a significant impact on consumer spending, including the sale of luxury products such as diamonds and fine jewelry. Macroeconomic conditions have improved beginning in the second half of 2009, however, we believe our revenue, cash flow from operations and net income would be impacted if conditions were to significantly deteriorate.

Our liquidity is primarily dependent upon our net cash from operating activities. Our net cash from operating activities is sensitive to many factors, including changes in working capital and the timing and magnitude of capital expenditures. Working capital at any specific point in time is dependent upon many variables, including our operating results, seasonality, inventory management and assortment expansion, the timing of cash receipts and payments, and vendor payment terms.

As of January 3, 2010, working capital totaled $29.7 million, consisting of cash, cash equivalents and short-term investments of $93.1 million, inventory of $19.4 million and other current assets totaling approximately $3.3 million, offset by accounts payable of $76.1 million and other current liabilities totaling approximately $10.1 million. Due to the seasonal nature of our business, cash and cash equivalents, short-term investments, inventory and accounts payable are generally higher in the fourth quarter, resulting in fluctuations in our working capital.

Net cash provided by operating activities was $39.0 million in the year ended January 3, 2010 compared to net cash used in operating activities of $2.9 million in the year ended January 4, 2009 and net cash provided by operating activities of $41.5 million in the year ended December 30, 2007. The increase in cash provided by operating activities in the year ended January 3, 2010 was primarily attributable to the working capital dynamics of our model associated with the increase in sales in the fourth quarter and the resulting build up in accounts payable. Accounts payable increased $13.8 million in the year ended January 3, 2010 compared to a decrease of $23.6 million in the year ended January 4, 2009. We experience greater cash flow from operations in our fourth quarter compared to other quarters due to the significant increase in revenue from our holiday sales. In the first quarter we typically have a significant pay down of our accounts payable balance that was accumulated during the fourth quarter holiday season. Accrued liabilities also generally fluctuate in relation to sales activity. Accrued liabilities increased $3.2 million at January 3, 2010 compared to a net decrease of $3.0 million in the year ended January 4, 2009. Non-cash benefits realized upon the exercise of stock options, which represent the tax deductions in excess of stock compensation expense recorded in the financial statements, increased to $1.8 million in the year ended January 3, 2010, from $0.5 million in the year ended January 4, 2009 due to the number of options exercised and the market price of our common stock. These increases were partially offset by a decrease in working capital from inventory of $0.6 million for the year ended January 3, 2010 compared to a net increase in working capital from inventory of $2.1 million for the year ended January 4, 2009.

The decrease in cash provided by operating activities in the year ended January 4, 2009 compared to the year ended December 30, 2007 was primarily attributable to the slower than historical build up of accounts payable in the fourth quarter due to lower sales volume and, to a lesser extent, our decrease in net income of

$5.8 million. Accounts payable decreased $23.6 million in the year ended January 4, 2009 compared to an increase of $19.2 million in the year ended December 30, 2007. Similarly, accrued liabilities decreased $3.0 million compared to an increase of $2.2 million in 2007. Tax benefits realized upon the exercise of stock options decreased to $0.5 million in the year ended January 4, 2009, from $6.8 million in the year ended December 30, 2007. These decreases were partially offset by an increase in inventory balance of $2.1 million for the year ended January 4, 2009 compared to a decrease in inventory balance of $6.3 million for the year ended December 30, 2007.

Net cash of $17.3 million was used in investing activities in the year ended January 3, 2010, due to the purchase of $15.0 million in short-term investments and $2.3 million in property and equipment. Net cash of $2.0 million was used in investing activities in the year ended January 4, 2009 for the net purchase of property and equipment. Net cash provided by investing activities was $15.0 million for the year ended December 30, 2007, primarily related to the net sales of marketable securities.

Our capital needs are generally minimal and include computer hardware and software to operate our websites, capital improvements to our leased warehouse and office facilities, and furniture and equipment. Additionally, we have the ability to reduce and/or delay capital investments in challenging economic conditions without significant disruption to our business or operations. We do not anticipate significant growth in our capital expenditures for at least the next 12 months.

Net cash provided by financing activities in the year ended January 3, 2010 was $2.0 million, primarily related to the proceeds from stock option exercises.

Net cash used in financing activities in the year ended January 4, 2009 was $63.4 million, primarily related to the repurchase of our common stock. During the year ended January 4, 2009, we repurchased 1.6 million shares of our common stock for an aggregate purchase price of approximately $66.5 million. In the year ended January 3, 2010 no repurchases were made. Since the inception of our buyback programs in the first quarter of 2005 through January 3, 2010, we have repurchased 4.4 million shares for a total of $161.2 million. Shares may be repurchased from time to time in open market transactions or in negotiated transactions off the market. The timing and amount of any shares repurchased are determined by management based on our evaluation of market conditions and other factors. Repurchases may also be made under a Rule 10b5-1 plan. We continually assess market conditions, our cash position, operating results, current forecasts and other factors when making decisions about stock repurchases.

Net cash used in financing activities in the year ended December 30, 2007 was $12.3 million, related primarily to repurchases of our common stock. In the year ended December 30, 2007, we purchased 438,755 shares of our common stock for an aggregate purchase price of approximately $20.0 million. Proceeds from stock option exercises and excess tax benefits from stock option exercises partially offset the cash used to repurchase common shares.

The following table summarizes our contractual obligations and the expected effect on liquidity and cash flows as of January 3, 2010 (in thousands).

Contractual Obligations	Total	Less Than 1 Year	1-3 Years	3-5 Years	Over 5 Years
Operating leases	$ 1,245	$ 474	$479	$292	$—
Financing obligation	310	59	129	122	—
Purchase obligations(1)	8,841	8,841	—	—	—
Purchase obligations(2)	344	325	19		—
	$10,740	$9,699	$627	$414	$—

(1) Includes open merchandise purchase orders at January 3, 2010.

(2) Includes commitments for advertising and marketing and other services at January 3, 2010.

We believe that our current cash and cash equivalent balances will be sufficient to meet our anticipated operating and capital expenditure needs for at least the next 12 months. We do not carry any long or short-term debt. However, projections of future cash needs and cash flows are subject to many factors and to uncertainty. We continually assess our capital structure and opportunities to obtain credit facilities, sell equity or debt securities, or undertake other transactions for strategic reasons or to further strengthen our financial position. However, there can be no assurance that additional equity, debt or other financing transactions will be available in amounts or on terms acceptable to us, if at all.

Off-Balance Sheet Arrangements

At January 3, 2010, we did not have any off-balance sheet arrangements or relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purposes entities, which are typically established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Impact of Inflation

The effect of inflation and changing prices on our operations was not significant during the periods presented.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

Interest Rate Risk

We are exposed to financial market risk that results primarily from fluctuations in interest rates. We maintain the majority of our cash, cash equivalents and short-term investments in accounts with major financial institutions within and outside the United States, in the form of demand deposits, money market accounts, time deposits, U.S. Treasury Bills and other short-term investments. Deposits in these institutions may exceed the amounts of insurance provided, or deposits may not at all be covered by insurance. To date, we have not experienced any losses on our deposits of cash, cash equivalents and short-term investments.

The primary objective of our investment activities is to preserve principal while at the same time maximizing yields without significantly increasing risk. To achieve this objective, we invest in short-term, high quality, interest bearing securities. To minimize our exposure to an adverse shift in interest rates, we invest in short-term securities and maintain an average maturity of one year or less. If interest rates had averaged 100 basis points higher than they did in the year ended January 3, 2010, interest income for the year would have increased approximately 319%, or $0.5 million. If interest rates had averaged 100 basis points higher than they did in the year ended January 4, 2009, interest income for the year would have increased approximately 30%, or $0.4 million.

Foreign Currency Exchange Risk

The majority of our revenue, expense and capital expenditures are transacted in U.S. dollars. Commencing in March 2009, we expanded the capabilities of our websites from allowing customers to purchase our products in two foreign currencies to allowing purchases in 24 foreign currencies. This expansion increases our exposure to foreign exchange rate fluctuations and to foreign currency exchange risk from the transaction date to when the cash is ultimately converted to U.S. dollars. Because the majority of foreign currency transactions are through third party credit cards that settle within three to four business days, the impact of foreign currency exchange was not material to our results of operations for the fiscal years ended January 3, 2010 and January 4, 2009.

The functional currency of Jewellery, our Irish subsidiary, is the Euro. Assets and liabilities of Jewellery are translated into U.S. dollars at the exchange rate prevailing at the end of the period. Income and expenses are translated into U.S. dollars at an average exchange rate during the period. Foreign currency gains and losses from the translation of Jewellery's balance sheet and income statement are included in other comprehensive income.

Item 8. ***Financial Statements and Supplementary Data***

Index to Consolidated Financial Statements

All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Blue Nile, Inc.
Seattle, Washington

We have audited the accompanying consolidated balance sheets of Blue Nile, Inc. and subsidiaries (the "Company") as of January 3, 2010 and January 4, 2009, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three fiscal years in the period ended January 3, 2010. Our audits also included the financial statement schedule listed in the Index at Item 15. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Blue Nile, Inc. and subsidiaries as of January 3, 2010 and January 4, 2009, and the results of their operations and their cash flows for each of the three fiscal years in the period ended January 3, 2010, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of January 3, 2010, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 25, 2010, expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte & Touche LLP

Seattle, Washington
February 25, 2010

BLUE NILE, INC.

Consolidated Balance Sheets
(In thousands, except par value)

	January 3, 2010	January 4, 2009
ASSETS		
Current assets:		
Cash and cash equivalents	$ 78,149	$ 54,451
Short-term investments	15,000	—
Trade accounts receivable	1,594	984
Other accounts receivable	241	725
Inventories	19,434	18,834
Deferred income taxes	449	670
Prepaids and other current assets	977	1,069
Total current assets	115,844	76,733
Property and equipment, net	7,332	7,558
Intangible assets, net	325	271
Deferred income taxes	6,769	5,014
Other assets	145	89
Total assets	$ 130,415	$ 89,665
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 76,128	$ 62,291
Accrued liabilities	9,805	6,607
Current portion of long-term financing obligation	44	41
Current portion of deferred rent	205	205
Total current liabilities	86,182	69,144
Long-term financing obligation, less current portion	796	839
Deferred rent, less current portion	168	374
Stockholders' equity:		
Preferred stock, $0.001 par value; 5,000 shares authorized, none issued and outstanding	—	—
Common stock, $0.001 par value; 300,000 shares authorized; 19,810 shares and 19,659 shares issued, respectively; 14,644 shares and 14,493 shares outstanding, respectively	20	20
Additional paid-in capital	156,030	144,913
Accumulated other comprehensive income	61	17
Retained earnings	48,999	36,199
Treasury stock, at cost; 5,166 shares outstanding	(161,841)	(161,841)
Total stockholders' equity	43,269	19,308
Total liabilities and stockholders' equity	$ 130,415	$ 89,665

The accompanying notes are an integral part of these consolidated financial statements

BLUE NILE, INC.

Consolidated Statements of Operations
(In thousands, except per share data)

	Year Ended January 3, 2010	Year Ended January 4, 2009	Year Ended December 30, 2007
Net sales	$302,134	$295,329	$319,264
Cost of sales	236,790	235,333	254,060
Gross profit	65,344	59,996	65,204
Selling, general and administrative expenses	45,997	44,005	42,792
Operating income	19,347	15,991	22,412
Other income, net:			
Interest income, net	122	1,420	3,760
Other income, net	209	445	415
Total other income, net	331	1,865	4,175
Income before income taxes	19,678	17,856	26,587
Income tax expense	6,878	6,226	9,128
Net income	$ 12,800	$ 11,630	$ 17,459
Basic net income per share	$ 0.88	$ 0.78	$ 1.10
Diluted net income per share	$ 0.84	$ 0.75	$ 1.04

The accompanying notes are an integral part of these consolidated financial statements

BLUE NILE, INC.

Consolidated Statements of Changes in Stockholders' Equity
(In thousands)

	Common Stock		Additional Paid-in Capital	Deferred Stock Compensation	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock		Total Stockholders' Equity
	Shares	Amount					Shares	Amount	
Balance, December 31, 2006	19,073	$19	$115,751	$(180)	$ 7,110	$ (2)	(3,101)	$ (75,395)	$ 47,303
Net income	—	—	—	—	17,459	—	—	—	17,459
Other comprehensive income (loss):									
Reclassification of unrealized loss, net of tax	—	—	—	—	—	2	—	—	2
Foreign currency translation adjustment	—	—	—	—	—	75	—	—	75
Total comprehensive income	—	—	—	—	—	—	—	—	17,536
Tax benefit from exercise of stock options	—	—	6,848	—	—	—	—	—	6,848
Amortization of deferred stock compensation	—	—		172	—	—	—	—	172
Reversal of deferred compensation relating to canceled options	—	—	(5)	5	—	—	—	—	—
Exercise of common stock options	438	1	5,874	—	—	—	—	—	5,875
Issuance of common stock to directors	2	—	97	—	—	—	—	—	97
Stock-based compensation	—	—	5,642	—	—	—	—	—	5,642
Repurchase of common stock	—	—	—	—	—	—	(439)	(19,996)	(19,996)
Balance, December 30, 2007	19,513	20	134,207	(3)	24,569	75	(3,540)	(95,391)	63,477
Net income	—	—	—	—	11,630	—	—	—	11,630
Other comprehensive income (loss):									
Foreign currency translation adjustment	—	—	—	—	—	(58)	—	—	(58)
Total comprehensive income	—	—	—	—	—	—	—	—	11,572
Tax benefit from exercise of stock options	—	—	510	—	—	—	—	—	510
Amortization of deferred stock compensation	—	—		3	—	—	—	—	3
Exercise of common stock options	142	—	2,989	—	—	—	—	—	2,989
Issuance of common stock to directors	4	—	130	—	—	—	—	—	130
Stock-based compensation	—	—	7,077	—	—	—	—	—	7,077
Repurchase of common stock	—	—	—	—	—	—	(1,626)	(66,450)	(66,450)
Balance, January 4, 2009	19,659	20	144,913	—	36,199	17	(5,166)	(161,841)	19,308
Net income	—	—	—	—	12,800	—	—	—	12,800
Other comprehensive income (loss):									
Foreign currency translation adjustment	—	—	—	—	—	44	—	—	44
Total comprehensive income	—	—	—	—	—	—	—	—	12,844
Tax benefit from exercise of stock options	—	—	1,793	—	—	—	—	—	1,793
Exercise of common stock options	147	—	1,903	—	—	—	—	—	1,903
Issuance of common stock to directors	4	—	160	—	—	—	—	—	160
Stock-based compensation	—	—	7,261	—	—	—	—	—	7,261
Balance, January 3, 2010	19,810	$20	$156,030	$ —	$48,999	$ 61	(5,166)	$(161,841)	$ 43,269

The accompanying notes are an integral part of these consolidated financial statements

BLUE NILE, INC.

Consolidated Statements of Cash Flows
(In thousands)

	Year Ended January 3, 2010	Year Ended January 4, 2009	Year Ended December 30, 2007
Operating activities:			
Net income	$ 12,800	$ 11,630	$ 17,459
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	2,593	2,110	1,772
Loss (gain) on disposal of property and equipment	63	20	(8)
Stock-based compensation	7,325	7,114	5,832
Deferred income taxes	(1,534)	(1,396)	(1,407)
Tax benefit from exercise of stock options	1,793	510	6,848
Excess tax benefit from exercise of stock options	(118)	(142)	(1,847)
Changes in assets and liabilities:			
Receivables	(126)	1,867	(1,935)
Inventories	(600)	2,072	(6,291)
Prepaid expenses and other assets	36	(21)	(306)
Accounts payable	13,794	(23,575)	19,241
Accrued liabilities	3,196	(2,967)	2,234
Deferred rent and other	(204)	(149)	(137)
Net cash provided by (used in) operating activities	39,018	(2,927)	41,455
Investing activities:			
Purchases of property and equipment	(2,345)	(2,010)	(4,897)
Proceeds from the sale of property and equipment	—	10	23
Purchases of marketable securities	—	—	(20,230)
Proceeds from the sale of marketable securities	—	—	40,000
Purchase of short-term investments	(15,000)	—	—
Transfers of restricted cash	—	—	120
Net cash (used in) provided by investing activities	(17,345)	(2,000)	15,016
Financing activities:			
Repurchase of common stock	—	(66,450)	(19,996)
Proceeds from stock option exercises	1,903	2,989	5,875
Excess tax benefit from exercise of stock options	118	142	1,847
Principal payments under long-term financing obligation	(40)	(38)	(22)
Net cash provided by (used in) financing activities	1,981	(63,357)	(12,296)
Effect of exchange rate changes on cash and cash equivalents	44	(58)	78
Net increase (decrease) in cash and cash equivalents	23,698	(68,342)	44,253
Cash and cash equivalents, beginning of period	54,451	122,793	78,540
Cash and cash equivalents, end of period	$ 78,149	$ 54,451	$122,793

The accompanying notes are an integral part of these consolidated financial statements

BLUE NILE, INC.

Consolidated Statements of Cash Flows
(In thousands)

	Year Ended January 3, 2010	Year Ended January 4, 2009	Year Ended December 30, 2007
Supplemental disclosure of cash flow information:			
Cash paid for income taxes	$6,777	$7,342	$3,894
Cash paid for interest relating to long-term financing obligation	19	21	15
Non-cash investing and financing activities:			
Property additions financed by long-term financing obligation	$ —	$ —	$ 940

The accompanying notes are an integral part of these consolidated financial statements

BLUE NILE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Description of the Company and Summary of Significant Accounting Policies

The Company

Blue Nile, Inc. (the "Company") is the a leading online retailer of high quality diamonds and fine jewelry. In addition to sales of diamonds, fine jewelry and watches, the Company provides education, guidance and support to enable customers to more effectively learn about and purchase diamonds as well as classically styled fine jewelry. The Company, a Delaware corporation, based in Seattle, Washington, was formed in March 1999. In May 2007, the Company commenced operations at two new wholly-owned subsidiaries, Blue Nile Worldwide, Inc. ("Worldwide") and Blue Nile Jewellery, Ltd. ("Jewellery"). Worldwide offers diamond and fine jewelry products for sale to customers in the E.U. Jewellery operates a customer service and fulfillment center in Dublin, Ireland. The Company serves consumers in over 40 countries and territories all over the world and maintains its primary website at www.bluenile.com. The Company also operates the www.bluenile.-co.uk and www.bluenile.ca websites.

Fiscal Year

The Company's fiscal year ends on the Sunday closest to December 31. Each fiscal year consists of four 13-week quarters, with one extra week added in the fourth quarter every five to six years. The Company's fiscal year 2008, which ended January 4, 2009, included one extra week in the fourth quarter as a result of the Company's 4-4-5 retail reporting calendar.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Blue Nile, LLC ("LLC"), Worldwide and Jewellery. The Company, LLC and Worldwide are Delaware corporations located in Seattle, Washington. Jewellery is an Irish limited company located in Dublin, Ireland. All significant intercompany transactions and balances are eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Some of the more significant estimates include the allowance for sales returns and the estimated fair value of stock options granted. Actual results could differ materially from those estimates.

Foreign Currency

The functional currency of Jewellery is the Euro. The assets and liabilities of Jewellery have been translated to U.S. dollars using the exchange rates effective on the balance sheet dates, while income and expense accounts are translated at the average rates in effect during the periods presented. The resulting translation adjustments are recorded in accumulated other comprehensive income (loss).

The Company offers customers the ability to transact in 24 foreign currencies. In addition some of the Company's entities engage in transactions denominated in currencies other than the entity's functional currency. Gains or losses arising from these transactions are recorded in "Other income, net" in the consolidated statements of operations.

Recent Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board ("FASB") issued "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles" which established the Accounting Standards Codification ("ASC") as the authoritative source of GAAP in the United States. This guidance also recognized the rules and interpretative releases of the Securities and Exchange Commission ("SEC") under authority of federal securities laws as sources of authoritative GAAP for SEC registrants. The ASC was effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of this guidance in the third quarter of 2009 did not have a material impact on the Company's consolidated results of operations or financial condition. The Company included references to the ASC in the notes to the consolidated financial statements.

In September 2006, the FASB issued guidance that was codified in Topic 820, "Fair Value Measurements and Disclosure," of the ASC which established a common definition for fair value, established a framework for measuring fair value, and expanded disclosure about such fair value measurements. In January 2008, the FASB delayed the effective date of this standard by one year for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The adoption of this standard for these nonfinancial assets and liabilities in the first quarter of 2009 did not have a material impact on the Company's consolidated results of operations or financial condition.

In April 2008, the FASB issued guidance that was codified in Topic 350, "Intangibles — Goodwill and Other," of the ASC which amended the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. This guidance was effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The adoption of this guidance in the first quarter of 2009 did not have a material impact on the Company's consolidated results of operations or financial condition.

In May 2009, the FASB issued guidance that was codified in Topic 855, "Subsequent Events" of the ASC which established principles and disclosure requirements for subsequent events, which are defined as events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This guidance was effective for financial statements issued for interim and annual periods ending after June 15, 2009. The adoption of this guidance in the second quarter of 2009 did not have a material impact on the Company's consolidated results of operations or financial condition.

In August 2009, the FASB issued Accounting Standards Update No. 2009-05 ("ASU 2009-05"), an update to Topic 820, "Fair Value Measurements and Disclosures." This update provides amendments to reduce potential ambiguity in financial reporting when measuring the fair value of liabilities. Among other provisions, this update provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more of the following valuation techniques: (1) a valuation technique that uses the quoted market price of an identical liability or similar liabilities when traded as assets; or (2) another valuation technique that is consistent with the principles of Topic 820. This guidance became effective in the first reporting period after issuance, which for the Company was the fourth quarter of 2009. The adoption of this guidance did not have a material impact on the Company's consolidated results of operations or financial condition.

In January 2010, the FASB issued Accounting Standards Update No. 2010-06 ("ASU 2010-06"), "Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements." ASU 2010-06 requires reporting entities to make new disclosures about recurring or nonrecurring fair value measurements including significant transfers into and out of Level 1 and Level 2 fair value measurements and information on purchases, sales, issuances, and settlements on gross basis in the reconciliation of Level 3 fair value measurements. ASU 2010-06 is effective for annual reporting periods beginning after December 15, 2009, except for Level 3 reconciliation disclosures which are effective for annual periods beginning after

December 15, 2010. The adoption of ASU 2010-06 is not expected to have a material impact on the Company's consolidated results of operations or financial condition.

In February 2010, the FASB issued Accounting Standards Update No. 2010-09 ("ASU 2010-09"), "Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements," which removed the requirement for SEC filers to disclose the date through which an entity has evaluated subsequent events to alleviate potential conflict with the current SEC guidance. ASU 2010-09 also clarified that an entity that is a conduit bond obligor for conduit debt securities that are traded in a public market must evaluate subsequent events through the date of issuance of its financial statements and must disclose that date. ASU 2010-09 is effective upon issuance, except for the use of the issued date for conduit debt obligors. That amendment is effective for interim or annual periods ending after June 15, 2010. The adoption of ASU 2010-09 did not have a material impact on the Company's consolidated results of operations or financial condition.

Concentration of Risk

The Company maintains the majority of its cash, cash equivalents and short-term investments in accounts with four major financial institutions within and outside the United States, in the form of demand deposits, money market accounts, time deposits, U.S. Treasury Bills and other short-term investments. Deposits in these institutions may exceed the amounts of insurance provided, or deposits may not at all be covered by insurance. The Company has not experienced any losses on its deposits of cash, cash equivalents or short-term investments. The Company's trade accounts receivable are derived from credit card purchases from customers and the majority are settled within two business days.

The Company's ability to acquire diamonds and fine jewelry is dependent on its relationships with various suppliers from whom it purchases diamonds and fine jewelry. The Company has reached agreements with certain suppliers to provide access to their inventories of diamonds for its customers, but the terms of these agreements are limited and do not govern the purchase of diamonds for its inventory. The Company's inability to maintain these and other future diamond and fine jewelry supply relationships on commercially reasonable terms would cause its business to suffer and revenues to decline. Purchase concentration by major supply vendor in fiscal year 2009 with comparative information for fiscal years 2008 and 2007, is as follows:

	Year Ended		
	January 3, 2010 Payments	January 4, 2009 Payments	December 30, 2007 Payments
Vendor A	10%	9%	9%
Vendor B	7%	7%	7%
Vendor C	7%	6%	6%
	24%	22%	22%

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less, from the date of purchase, to be cash equivalents.

Short-term Investments

The Company classifies highly liquid investments with maturities greater than three months but less than one year as short-term investments. In August 2009, the Company purchased an investment in the form of a time deposit with a financial institution. The $15.0 million investment matured in January 2010.

Inventories

The Company's diamond, fine jewelry and watch inventories are classified at the lower of cost or market, using the specific identification method for diamonds and weighted average cost method for fine jewelry and watches. The Company also lists loose diamonds and watches on its websites that are typically not included in inventory until the Company receives a customer order for those diamonds or watches. Upon receipt of a customer order, the Company purchases a specific diamond or watch and records it in inventory until it is delivered to the customer, at which time the revenue from the sale is recognized and inventory is relieved.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Maintenance and repairs are expensed as incurred. Depreciation is calculated on a straight-line basis over the estimated useful lives of the related assets. The cost and related accumulated depreciation of assets sold or otherwise disposed of are removed from the accounts and the related gain or loss is reported in the statement of operations. Estimated useful lives by major asset category are as follows:

Asset	Life (in years)
Software	2-5
Computers and equipment	3-5
Leasehold improvements	Shorter of lease term or asset life
Building	Shorter of lease term or asset life
Furniture and fixtures	5-7

Capitalized Software

The Company capitalizes costs to develop its websites and internal-use software and amortizes such costs on a straight-line basis over the estimated useful life of the software once it is available for use.

Impairment of Long-Lived Assets

The Company reviews the carrying value of its long-lived assets, including property and equipment and definite-lived intangible assets, whenever events or changes in circumstances indicate that the carrying value may not be recoverable. To the extent the estimated future cash inflows attributable to the assets, less estimated future cash outflows, are less than the carrying amount, an impairment loss would be recognized.

Intangible Assets

Intangible assets are recorded at cost and consist primarily of the costs incurred to acquire licenses and other similar agreements with finite lives, which were acquired in October 2004 and April 2009. The gross carrying amount of these licenses was $0.5 million as of January 3, 2010 and $0.4 million as of January 4, 2009. Accumulated amortization was $209,000 and $162,000 as of January 3, 2010 and January 4, 2009, respectively. Amortization expense was $46,000 in the fiscal year ended January 3, 2010 and $33,000 in the fiscal year ended January 4, 2009. Amortization expense is estimated to be $51,000 in fiscal 2011 and fiscal 2012, $49,000 in fiscal 2013, $42,000 in fiscal 2014, and $30,000 in fiscal 2015.

Intangible assets that are not being amortized relate to the Company's domain names, with total carrying amounts of $33,000 as of January 3, 2010 and January 4, 2009. These assets are tested for impairment annually and more frequently if certain circumstances indicate that impairment may have occurred.

Fair Value of Financial Instruments

The carrying amounts for the Company's cash, short-term investments, accounts receivable, accounts payable and accrued liabilities approximate fair value due to their short maturities.

Treasury Stock

Treasury stock is recorded at cost and consists primarily of the repurchase of the Company's common stock in the open market.

Income Taxes

Deferred tax assets and liabilities are determined based on the differences between financial reporting and tax bases of assets and liabilities and are measured using the tax rates that will be in effect when the differences are expected to reverse. Future tax benefits, such as return reserves, are recognized to the extent that realization of such benefits is considered to be more likely than not.

The Company utilizes a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. The Company considers many factors when evaluating and estimating tax positions and tax benefits, which may require periodic adjustments and which may not accurately forecast actual outcomes. The Company does not have any unrecognized tax benefits. If interest and penalties related to unrecognized tax benefits were incurred, such amounts would be included in the Company's provision for income taxes.

Revenue Recognition

Net sales consist of products sold via the Internet and shipping revenue, net of estimated returns and promotional discounts and excluding sales taxes. The Company recognizes revenue when all of the following have occurred: persuasive evidence of an agreement with the customer exists, delivery has occurred or services have been rendered, the selling price is fixed or determinable and collectability of the selling price is reasonably assured. The Company evaluates whether it is appropriate to record the gross amount of product sales and related costs or the net amount earned. Generally, revenue is recorded at the gross amount when the Company is the primary obligor, is subject to inventory and credit risk, has latitude in establishing price and product specification, or has most of these indicators. When the Company is not primarily obligated and has no latitude in establishing the price, revenue will be recorded at the net amount earned.

The Company requires payment at the point of sale. Amounts received before the customer assumes the risk of loss are not recorded as revenue. For sales to customers in the U.S., Canada and the E.U., the Company recognizes revenue when delivery has occurred. For international sales, other than to Canada and the E.U., revenue is recognized upon shipment. The Company generally offers a return policy of 30 days and provides an allowance for sales returns during the period in which the sales are made. At January 3, 2010 and January 4, 2009, the reserve for sales returns was $0.9 million and $0.8 million, respectively, and was recorded as an accrued liability. Sales and cost of sales reported in the consolidated statements of operations are reduced to reflect estimated returns. The estimates are based on the Company's historical product return rates and current economic conditions.

The Company generally does not extend credit to customers, except through third party credit cards. The majority of sales are through credit cards, and accounts receivable are composed primarily of amounts due from financial institutions related to credit card sales. The Company does not maintain an allowance for doubtful accounts because payment is typically received within two business days after the sale is complete.

Shipping and Handling Costs

The Company's shipping and handling costs primarily include payments to third-parties for shipping merchandise to the Company's customers. Shipping and handling costs of $2.8 million, $3.0 million and $2.9 million in the fiscal years ended January 3, 2010, January 4, 2009 and December 30, 2007, respectively, were included in cost of sales.

Cost of Sales

Cost of sales consists of the cost of merchandise sold to customers, inbound and outbound shipping costs, depreciation on assembly related costs, insurance on shipments and the costs incurred to set diamonds into ring, earring and pendant settings, including labor and related facility costs.

Selling, General and Administrative Expenses

Selling, general and administrative expenses consist primarily of payroll and related benefit costs for the Company's employees, marketing costs, stock-based compensation and credit card fees. These expenses also include certain facility-related costs, and fulfillment, customer service, technology and depreciation expenses, as well as professional fees and other general corporate expenses.

Fulfillment costs include costs incurred in operating and staffing the fulfillment center, including costs attributable to receiving, inspecting and warehousing inventories and picking, packaging and preparing customers' orders for shipment. Fulfillment costs in the years ended January 3, 2010, January 4, 2009 and December 30, 2007 were approximately $3.0 million, $2.9 million and $2.9 million, respectively.

The Company has procedures in place to detect and prevent credit card fraud because the Company has exposure to losses from fraudulent charges. The Company records a reserve for fraud losses based on the Company's historical rate of such losses. This reserve is recorded as an accrued liability and amounted to $0.09 million at January 3, 2010 and $0.1 million at January 4, 2009.

Marketing

Marketing costs are expensed as incurred. Costs associated with web portal advertising contracts are amortized over the period such advertising is expected to be used. Costs of advertising associated with radio, print and other media are expensed when such services are used. Marketing expense for the years ended January 3, 2010, January 4, 2009 and December 30, 2007 was approximately $11.6 million, $12.4 million and $11.9 million, respectively.

Stock-Based Compensation

The Company measures compensation cost for all stock options and restricted stock units granted based on fair value on the date of the grant. Stock-based compensation is reduced for estimated forfeitures and compensation cost is recognized on a straight-line basis over the requisite service period for each stock option or restricted stock unit grant expected to vest. The fair value of each stock option granted is estimated on the grant date using the Black-Scholes-Merton option valuation model. The fair value of each restricted stock unit is based on the fair market value of the Company's common stock on the date of the grant. See Note 6 for additional details.

Note 2. Inventories

Inventories consist of the following (in thousands):

	January 3, 2010	January 4, 2009
Loose diamonds	$ 297	$ 695
Fine jewelry, watches and other	19,137	18,139
	$19,434	$18,834

Note 3. Property and Equipment

Property and equipment consist of the following (in thousands):

	January 3, 2010	January 4, 2009
Computers and equipment	$ 3,902	$ 3,823
Software and website development	8,343	7,040
Leasehold improvements	5,467	5,443
Furniture and fixtures	679	774
Building	940	940
	19,331	18,020
Less: accumulated depreciation and amortization	(11,999)	(10,462)
Property and equipment, net	$ 7,332	$ 7,558

Total depreciation expense was $2.5 million, $2.1 million and $1.8 million in the years ended January 3, 2010, January 4, 2009 and December 30, 2007, respectively.

Capitalized software costs include external direct costs and internal direct labor and related employee benefits costs of developing software for internal use. Amortization begins in the period in which the software is ready for its intended use. The Company had $2.7 million and $2.1 million of unamortized computer software and website development costs at January 3, 2010 and January 4, 2009, respectively. Depreciation and amortization of capitalized software and website development costs was $1.1 million, $0.7 million and $0.6 million in the years ended January 3, 2010, January 4, 2009 and December 30, 2007, respectively.

Note 4. Commitments and Contingencies

Leases

The Company leases its office and warehouse facilities and some equipment under noncancelable lease agreements with initial terms that generally range from 3 to 7 years. Certain of the leases include renewal provisions at the Company's option. At the inception of the lease, the Company evaluates each agreement to determine whether the lease will be accounted for as an operating or capital lease. The term of the lease used for this evaluation includes renewal option periods only in instances in which the exercise of the renewal option can be reasonably assured and failure to exercise such option would result in an economic penalty. The office and warehouse leases contain rent escalation clauses and rent holidays. Rent expense is recorded on a straight-line basis over the lease term with the difference between the rent paid and the straight-line rent expense recorded as a deferred rent liability. Lease incentive payments received from the landlord are recorded as deferred rent liabilities and are amortized on a straight-line basis over the lease term as a reduction in rent. At January 3, 2010 and January 4, 2009, the deferred rent balance related to lease incentives was $0.3 million and $0.5 million, respectively.

During 2007, the Company made tenant improvements to its U.S. fulfillment center. Due to its financial involvement in the construction of the leased property, the Company recorded the building as property and equipment during the construction period. Upon completion, the transaction did not meet the criteria for sale-leaseback accounting, and accordingly, has been recorded as a long-term financing obligation.

Future minimum lease payments at January 3, 2010 are as follows (in thousands):

	Obligation	Leases
2010	$ 59	$ 474
2011	61	317
2012	68	162
2013	68	159
2014	54	133
Total minimum lease payments	310	$1,245
Less: amounts representing interest	(46)	
Present value of minimum lease payments	264	
Residual value	575	
Less: current maturities	(43)	
Total long-term financing obligation less current maturities	$796	

As of January 3, 2010 and January 4, 2009, assets under the long-term financing obligation amounted to $0.8 million and $0.9 million, respectively, net of accumulated depreciation of $121,000 and $71,000, respectively. Such assets are classified within property and equipment, net, in the accompanying balance sheets. The residual value of the long-term financing obligation represents the estimated fair value of the financing at the end of the Company's lease term. Rent expense, which includes certain common area maintenance costs, was approximately $0.6 million for the fiscal years ended January 3, 2010, January 4, 2009 and December 30, 2007.

Litigation

In the ordinary course of business, the Company may be subject from time to time to various proceedings, lawsuits, disputes or claims. Although the Company cannot predict with assurance the outcome of any litigation, it does not believe there are currently any such actions that, if resolved unfavorably, would have a material impact on the Company's financial condition or results of operations.

Note 5. Preferred Stock

The Company has 5,000,000 shares of undesignated preferred stock authorized for future issuance. Shares of preferred stock may be issued from time to time in one or more series, with designations, preferences, and limitations established by the Company's board of directors.

Note 6. Stock-Based Compensation

Stock Option Plans

The Company's 1999 Equity Incentive Plan ("1999 Plan") provides for the grant of incentive stock options, non-statutory stock options, stock bonuses and restricted stock awards, which may be granted to employees, including officers, non-employee directors and consultants. Options granted under the 1999 Plan generally provide for 25% vesting on the first anniversary from the date of grant with the remainder vesting monthly over the subsequent three years and expire 10 years from the date of grant. Options granted under the

1999 Plan were generally granted at fair value on the date of the grant. For options granted prior to February 2001, the options included an early exercise provision that allowed early exercise of unvested stock options subject to a repurchase right at original cost on unvested shares. As of May 19, 2004, the effective date of the Company's initial public offering, no additional awards were granted under the 1999 Plan.

The Company's 2004 Equity Incentive Plan ("2004 Plan") provides for the grant of non-statutory stock options, restricted stock awards, stock appreciation rights, restricted stock units and other forms of equity compensation, which may be granted to employees, including officers, non-employee directors and consultants. As of January 3, 2010, the Company reserved 4,260,902 shares of common stock for future grants under the 2004 Plan, which amount will be increased annually on the first day of each fiscal year, up to and including 2014, by five percent of the number of shares of common stock outstanding on such date unless a lower number of shares is approved by the board of directors.

Options granted under the 2004 Plan generally provide for 25% vesting on the first anniversary of the date of grant with the remainder vesting monthly over the subsequent three years, and generally expire 10 years from the date of grant.

In the first quarter of 2009, the Company granted restricted stock units ("RSUs") to executives under the 2004 Plan. The RSUs vest 50% on the first anniversary of the date of grant and the remainder on the second anniversary. Each RSU is converted to one share of common stock when it vests.

The Company's 2004 Non-Employee Directors' Stock Option Plan ("Directors' Plan") provides for the automatic grant of non-statutory stock options to purchase shares of common stock to non-employee directors. As of January 3, 2010, the Company reserved 402,214 shares of common stock for future grants under the Directors' Plan, which amount will be increased annually on the first day of each fiscal year, up to and including 2014, by the number of shares of common stock subject to options granted during the prior calendar year unless a lower number of shares is approved by the board of directors. There were 21,500 options granted under the Directors' Plan in the year ended January 3, 2010.

Employee Stock Purchase Plans

In April 2004, the Company adopted the 2004 Employee Stock Purchase Plan (the "Purchase Plan"). As of January 3, 2010, 1,000,000 shares of common stock are authorized to be sold under the Purchase Plan. Commencing on the first day of the fiscal year in which the Company first makes an offering under the Purchase Plan, this amount will be increased annually for 20 years. The increase in amount is the lesser of 320,000 shares or one and one half percent of the number of shares of common stock outstanding on each such date, unless a lower number of shares is approved by the board of directors. The Purchase Plan is intended to qualify as an "employee stock purchase plan" within the meaning of Section 423 of the Internal Revenue Code. As of January 3, 2010, no shares of common stock have been offered for sale under the Purchase Plan.

Option Grants to Non-Employees

The Company accounts for equity instruments issued to non-employees at their fair value on the measurement date.

Stock-Based Compensation Expense

The fair value of each stock option granted is estimated on the grant date using the Black-Scholes-Merton option valuation model. The assumptions used to calculate the fair value of options granted are evaluated and revised, as necessary, to reflect market conditions and the Company's experience.

The fair values of the stock options were estimated at the grant date with the following weighted average assumptions:

	Year Ended		
	January 3, 2010	January 4, 2009	December 30, 2007
Expected term	4.0 years	4.0 years	4.5 years
Expected volatility	55.1%	48.1%	37.1%
Expected dividend yield	0.0%	0.0%	0.0%
Risk-free interest rate	1.4%	2.5%	4.3%
Estimated weighted average fair value per option granted	$ 11.32	$ 17.23	$ 29.26

- Expected Term — This is the estimated period of time until exercise and is based primarily on historical experience for options with similar terms and conditions, giving consideration to future expectations. The Company also considers the expected terms of other companies that have similar contractual terms, expected stock volatility and employee demographics.
- Expected Volatility — This is based on the Company's historical stock price volatility, and prior to 2008, in combination with the implied volatility of its exchange traded options.
- Expected Dividend Yield — The Company has not paid dividends in the past and does not expect to pay dividends in the near future.
- Risk-Free Interest Rate — This is the rate on nominal U.S. Government Treasury Bills with lives commensurate with the expected term of the options on the date of grant.

The fair value of each restricted stock unit is based on the fair market value of the Company's common stock on the date of the grant.

The Company recognizes compensation expense on a straight-line basis over the requisite service period for each stock option and restricted stock unit grant expected to vest, with forfeitures estimated at the date of grant based on the Company's historical experience and future expectations.

The following table represents total stock-based compensation expense recognized in the consolidated financial statements (in thousands):

	Year Ended		
	January 3, 2010	January 4, 2009	December 30, 2007
Stock-based compensation expense in selling, general and administrative expenses	$7,088	$6,905	$5,621
Stock-based compensation expense in cost of sales	77	79	114
Total stock-based compensation expense in the consolidated statements of operations	$7,165	$6,984	$5,735
Total related tax benefit	$2,508	$2,437	$1,967
Stock-based compensation capitalized	$ 96	$ 96	$ 79

Stock-based compensation capitalized is included in property and equipment, net, in the consolidated balance sheets as a component of the cost capitalized for website development and the development of software for internal use. As of January 3, 2010, the Company had total unrecognized compensation costs related to unvested stock options and restricted stock units of $11.5 million, before income taxes. The Company expects to recognize this cost over a weighted average period of 2.6 years for stock options and 1.1 years for restricted stock units.

The following summarizes all stock option transactions from December 31, 2006, through January 3, 2010:

	Options (In thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Total Intrinsic Value (In thousands)
Balance, December 31, 2006	2,186	21.73		
Granted	349	78.27		
Exercised	(439)	13.40		
Canceled	(59)	33.85		
Balance, December 30, 2007	2,037	32.84		
Granted	520	43.11		
Exercised	(142)	21.01		
Canceled	(125)	60.79		
Balance, January 4, 2009	2,290	34.38		
Granted	562	25.88		
Exercised	(147)	12.92		
Canceled	(69)	46.80		
Balance, January 3, 2010	2,636	$33.44	6.68	$83,265
Vested and expected to vest at January 3, 2010	2,527	$33.36	6.59	$80,024
Exercisable at January 3, 2010	1,683	$31.86	5.57	$55,584

The following table summarizes additional information about stock options outstanding at January 3, 2010:

	Outstanding			Exercisable	
		Weighted Average			
Range of Exercise Price	Options (In thousands)	Remaining Contractual Life (In years)	Exercise Price	Options (In thousands)	Weighted Average Exercise Price
$0.25 - $21.22	799	6.53	$14.52	348	$ 5.98
$21.54 - $31.26	762	5.75	30.46	693	30.57
$31.43 - $44.44	690	7.16	38.70	456	36.64
$44.45 - $99.98	385	7.98	69.09	186	73.25
	2,636	6.68	33.44	1,683	31.86

A summary of restricted stock unit activity for the year ended January 3, 2010 is as follows:

	RSUs	Weighted Average Grant Date Fair Value	Weighted Average Remaining Contractural Term	Aggregate Intrinsic Value
	(In thousands)		(In years)	(In thousands)
Balance, January 4, 2009	—	$ —		
Granted	12	21.22		
Vested	—	—		
Canceled	—	—		
Balance, January 3, 2010	12	$21.22	0.64	$779
Expected to vest at January 3, 2010	12	$21.22	0.61	$729

The aggregate intrinsic values in the tables above are before applicable income taxes and represent the amounts recipients would have received if all options had been exercised or restricted stock units had been converted on the last business day of the period indicated, based on the Company's closing stock price.

The total intrinsic value of options exercised was $6.2 million, $3.3 million and $22.6 million in the years ended January 3, 2010, January 4, 2009 and December 30, 2007, respectively. During the years ended January 3, 2010, January 4, 2009 and December 30, 2007, the total fair value of options vested was $7.4 million, $6.6 million and $5.8 million, respectively.

Note 7. Common Stock

On February 2, 2006, the Company's board of directors authorized the repurchase of up to $100 million of its common stock within the 24-month period following the approval date of such repurchase. On July 27, 2006, the Company's board of directors authorized the repurchase of up to an additional $50 million of its common stock within the 24-month period following the approval date of such additional repurchase. On February 5, 2008, the Company's board of directors authorized the repurchase of up to $100 million of its common stock within the 24-month period following the approval date of such additional repurchase. In the year ended January 3, 2010 the Company did not repurchase shares of the Company's common stock. In the year ended January 4, 2009, the Company repurchased 1.6 million shares of the Company's common stock for an aggregate purchase price of approximately $66.5 million. In the year ended December 30, 2007, the Company repurchased 438,755 shares of the Company's common stock for an aggregate purchase price of approximately $20.0 million.

Note 8. Employee Benefit Plan

The Company has a defined contribution plan pursuant to Section 401(k) of the Internal Revenue Code covering all eligible officers and employees. The Company provides a discretionary matching contribution, which has generally been $0.50 for every $1.00 contributed by the employee up to 4% of each employee's salary. Such contributions were approximately $0.2 million, $0.2 million, and $0.1 million for the years ended January 3, 2010, January 4, 2009 and December 30, 2007, respectively.

Note 9. Income Taxes

The expense (benefit) for income taxes consists of the following (in thousands):

	Year Ended		
	January 3, 2010	January 4, 2009	December 30, 2007
Current income tax expense	$ 6,619	$ 7,112	$ 3,685
Tax benefit from stock option exercises recorded in equity	1,793	510	6,848
Deferred income tax (benefit) expense:			
Other, net	(1,534)	(1,396)	(1,405)
Total income tax expense	$ 6,878	$ 6,226	$ 9,128

A reconciliation of the statutory Federal income tax rate to the effective tax rate is as follows:

Statutory Federal income tax rate	35.0%	35.0%	35.0%
Other, net	0.0%	(0.1)%	(0.7)%
Effective tax rate	35.0%	34.9%	34.3%

Deferred income taxes reflect the net tax effect of temporary differences between amounts recorded for financial reporting purposes and amounts used for tax purposes. The major components of deferred tax assets are as follows (in thousands):

	Year Ended	
	January 3, 2010	January 4, 2009
Deferred tax assets:		
Current:		
Reserves and allowances	$ 453	$ 388
Deferred rent	72	72
Other	203	210
Noncurrent:		
Stock options	7,156	4,962
Deferred rent	59	131
Financing obligation	279	294
Other	38	43
Gross deferred tax assets	8,260	6,100
Deferred tax liabilities:		
Current:		
Prepaid expenses	(279)	—
Noncurrent:		
Leased building	(287)	(304)
Excess of book over tax depreciation and amortization	(476)	(112)
Gross deferred tax liabilities	(1,042)	(416)
Net deferred tax assets	$ 7,218	$5,684

The Company had no valuation allowance against its deferred tax asset balances at January 3, 2010 and January 4, 2009 because it believes these deferred tax assets are more likely than not to be fully realized. Income taxes payable at January 3, 2010 and January 4, 2009 were $0.5 million and $0.6 million, respectively, and were included in accrued liabilities.

The Company has not provided for deferred taxes on unremitted earnings of subsidiaries outside the United States where such earnings are permanently reinvested. At January 3, 2010, unremitted earnings of foreign subsidiaries were approximately $0.5 million. The amount of unrecognized deferred tax liability associated with these unremitted earnings is approximately $0.1 million. If these earnings were distributed in the form of dividends or otherwise, the Company would be subject to U.S. income taxes less an adjustment for applicable foreign tax credits.

The Company is no longer subject to U.S. federal income tax examinations by tax authorities for years before 2005.

The tax benefit realized for the tax deduction from stock option exercises totaled $2.1 million, $0.9 million and $7.5 million for the years ended January 3, 2010, January 4, 2009 and December 30, 2007, respectively.

Note 10. Income Per Share

Basic net income per share is based on the weighted average number of common shares outstanding. Diluted net income per share is based on the weighted average number of common shares and common share equivalents outstanding. Common share equivalents included in the computation represent shares issuable upon assumed exercise of outstanding stock options and conversion of unvested restricted stock units except when the effect of their inclusion would be antidilutive.

The following table sets forth the computation of basic and diluted net income per share (in thousands, except per share data):

	Year Ended		
	January 3, 2010	January 4, 2009	December 30, 2007
Net income	$12,800	$11,630	$17,459
Weighted average common shares outstanding	14,534	14,925	15,919
Basic net income per share	$ 0.88	$ 0.78	$ 1.10
Dilutive effect of stock options and restricted stock units	682	580	895
Common stock and common stock equivalents	15,216	15,505	16,814
Diluted net income per share	$ 0.84	$ 0.75	$ 1.04

The following is a summary of the securities outstanding during the respective periods that have been excluded from the calculations because the effect on net income per share would have been antidilutive (in thousands):

	Year Ended		
	January 3, 2010	January 4, 2009	December 30, 2007
Stock options	757	606	112

Note 11. Segment Information

The Company's only operating segment is online retail jewelry. The Company sells jewelry to customers within and outside the United States. No customer accounted for 10% or more of the Company's revenues.

Net sales were attributed on the basis of the country to where the product was shipped. Revenue from individual foreign countries was not material to the financial statements.

The tables below represent information by geographic area (in thousands):

	Year Ended		
	January 3, 2010	January 4, 2009	December 30, 2007
Net sales to external customers:			
United States	$268,898	$267,670	$302,230
Other countries	33,236	27,659	17,034
Total	$302,134	$295,329	$319,264

	Year Ended		
	January 3, 2010	January 4, 2009	December 30, 2007
Long-lived assets:			
United States	$7,044	$7,148	$7,075
Other countries	288	410	526
Total	$7,332	$7,558	$7,601

Note 12. Selected Quarterly Financial Information (unaudited)

Summarized quarterly financial information for fiscal years 2009 and 2008 is as follows (in thousands, except per share data):

	Q1	Q2	Q3	Q4
2009 quarter:				
Net sales	$62,403	$69,852	$66,943	$102,936
Gross profit	13,203	15,030	14,797	22,314
Net income	1,940	2,844	2,575	5,441
Basic net income per share	0.13	0.20	0.18	0.37
Diluted net income per share	0.13	0.19	0.17	0.35

	Q1	Q2	Q3	Q4
2008 quarter:				
Net sales	$70,460	$73,706	$65,376	$85,787
Gross profit	13,924	15,123	13,262	17,687
Net income	2,571	3,205	2,335	3,519
Basic net income per share	0.16	0.21	0.16	0.24
Diluted net income per share	0.16	0.20	0.15	0.24

Note 13. Subsequent Events

The Company's repurchase authorization from February 5, 2008 expired. On February 9, 2010, the board of directors authorized the repurchase of up to $100 million of the Company's common stock over 24 months. The Company has repurchased 292,100 shares of its common stock for an aggregate purchase price of $15.2 million under these two programs subsequent to year-end. The repurchases were made under a Rule 10b5-1 plan.

BLUE NILE, INC.

SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS

Description	Balance at Beginning of Period	Charged to Revenue, Costs or Expenses	Deductions(A)	Balance at End of Period
		(In thousands)		
Reserve for sales returns:				
Year ended:				
January 3, 2010	$ 828	$25,896	$(25,834)	$ 890
January 4, 2009	1,281	28,383	(28,836)	828
December 30, 2007	1,179	26,743	(26,641)	1,281
Reserve for fraud:				
Year ended:				
January 3, 2010	$ 100	$ 63	$ (70)	$ 93
January 4, 2009	130	20	(50)	100
December 30, 2007	105	118	(93)	130

(A) Deductions for sales returns and fraud consist of actual sales returns and credit card chargebacks in each period.

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

None.

Item 9A. ***Controls and Procedures***

Disclosure Controls and Procedures

Disclosure controls and procedures are controls and other procedures designed to ensure that information required to be disclosed by us in our periodic reports filed with the SEC is recorded, processed, summarized and reported, within the time periods specified by the SEC's rules and SEC reports. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

As of the end of the period covered by this report, an evaluation was performed under the supervision and with the participation of our management, including our chief executive officer and chief financial officer (collectively, our "certifying officers"), of the effectiveness of the design and operation of our disclosure controls and procedures.

Based on their evaluation, our certifying officers concluded that the Company's disclosure controls and procedures were effective at the reasonable assurance level as of the end of the period covered by this report.

Report of Management on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and dispositions of our assets; (2) provide reasonable assurance that our transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with appropriate authorizations; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, our internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, we assessed the effectiveness of our internal control over financial reporting as of January 3, 2010, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework. Based on this assessment, management has concluded that our internal control over financial reporting was effective at the "reasonable assurance" level as of January 3, 2010.

Deloitte & Touche LLP, an independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of January 3, 2010, as stated in their audit report below.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting during the quarter ended January 3, 2010, that our certifying officers concluded materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

/s/ Diane M. Irvine	/s/ Marc D. Stolzman
Chief Executive Officer and President	Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Blue Nile, Inc.
Seattle, Washington

We have audited the internal control over financial reporting of Blue Nile, Inc. and subsidiaries (the "Company") as of January 3, 2010, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 3, 2010, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended January 3, 2010, of the Company, and our report dated February 25, 2010, expressed an unqualified opinion on those financial statements and financial statement schedule.

/s/ Deloitte & Touche LLP

Seattle, Washington
February 25, 2010

Item 9B. ***Other Information***

None.

PART III

Item 10. ***Directors, Executive Officers and Corporate Governance***

The information required by this Item relating to our executive officers will be contained in our Proxy Statement with respect to our 2010 Annual Meeting of Stockholders under the caption "Executive Officers" and is incorporated herein by reference. The information required by this Item relating to our directors and nominees, including information with respect to audit committee financial experts and our code of ethics, will be contained in our Proxy Statement with respect to our 2010 Annual Meeting of Stockholders under the caption "Proposal 1 — Election of Directors" and is incorporated herein by reference. The information required by this Item regarding compliance with Section 16(a) of the Securities Exchange Act will be contained in our Proxy Statement with respect to our 2010 Annual Meeting of Stockholders under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" and is incorporated herein by reference. The Proxy Statement will be filed with the Securities and Exchange Commission within 120 days of the end of our fiscal year.

Item 11. ***Executive Compensation***

The information required by this Item will be contained in our Proxy Statement with respect to our 2010 Annual Meeting of Stockholders under the captions "Compensation of Executive Officers," "Compensation Committee Interlocks and Insider Participation," "Compensation Committee Report" and "Compensation of Directors," and is incorporated herein by reference. The Proxy Statement will be filed with the Securities and Exchange Commission within 120 days of the end of our fiscal year.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

The information required by this Item will be contained in our Proxy Statement with respect to our 2010 Annual Meeting of Stockholders under the captions "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information" and is incorporated herein by reference. The Proxy Statement will be filed with the Securities and Exchange Commission within 120 days of the end of our fiscal year.

Item 13. ***Certain Relationships and Related Transactions, and Director Independence***

The information required by this Item will be contained in our Proxy Statement with respect to our 2010 Annual Meeting of Stockholders under the captions "Transactions with Related Persons" and "Proposal 1-Election of Directors" and is incorporated herein by reference. The Proxy Statement will be filed with the Securities and Exchange Commission within 120 days of the end of our fiscal year.

Item 14. ***Principal Accounting Fees and Services***

The information required by this Item will be contained in our Proxy Statement with respect to our 2010 Annual Meeting of Stockholders under the caption "Proposal 2-Ratification of Selection of Independent Auditors" and is incorporated herein by reference. The Proxy Statement will be filed with the Securities and Exchange Commission within 120 days of the end of our fiscal year.

PART IV

Item 15. ***Exhibits, Financial Statement Schedules***

Index to Consolidated Financial Statements

a. The following documents are filed as part of this report:

All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

3. Exhibits:

The exhibits listed in the Index to Exhibits, which appears immediately following the signature page and is incorporated herein by reference, are filed as part of this Annual Report on Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 25, 2010

Blue Nile, Inc.
(Registrant)

By /s/ Marc D. Stolzman

Marc D. Stolzman
Chief Financial Officer
(Principal Accounting and Financial Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Diane M. Irvine and Marc D. Stolzman, and each or any one of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including posting effective amendments) to this report, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-facts and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitutes or substitutes, may lawfully do or cause to be done by virtue hereof.

This report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated, pursuant to the requirements of the Securities Exchange Act of 1934.

Signature	Date
By /s/ Diane M. Irvine Diane M. Irvine, Chief Executive Officer, President and Director *(Principal Executive Officer)*	February 23, 2010
By /s/ Marc D. Stolzman Marc D. Stolzman, Chief Financial Officer *(Principal Accounting and Financial Officer)*	February 25, 2010
By /s/ Mark C. Vadon Mark C. Vadon, Executive Chairman and Director	February 23, 2010
By /s/ W. Eric Carlborg W. Eric Carlborg, Director	February 23, 2010
By /s/ Leslie Lane Leslie Lane, Director	February 22, 2010
By /s/ Ned Mansour Ned Mansour, Director	February 22, 2010

By /s/ Michael Potter February 22, 2010
Michael Potter, Director

By /s/ Steve Scheid February 22, 2010
Steve Scheid, Director

By /s/ Mary Alice Taylor February 22, 2010
Mary Alice Taylor, Director

EXHIBIT INDEX

The following exhibits are filed as part of this Annual Report on Form 10-K or are incorporated herein by reference. Where an exhibit is incorporated by reference, the number in parentheses indicates the document to which cross-reference is made. See the end of this exhibit index for a listing of cross-reference documents.

Exhibit Number	Description
3.1(1)	Amended and Restated Certificate of Incorporation of Blue Nile, Inc.
3.2(2)	Amended and Restated Bylaws of Blue Nile, Inc.
4.1	Reference is made to Exhibits 3.1, and 3.2.
4.2(3)	Specimen Stock Certificate.
4.3(19)	Amended and Restated Investor Rights Agreement dated June 29, 2001 by and between Blue Nile, Inc. and certain holders of Blue Nile, Inc.'s preferred stock.
10.1.1(19)*	Blue Nile, Inc. Amended and Restated 1999 Equity Incentive Plan.
10.1.2(19)*	Form of Stock Option Agreement pursuant to the Blue Nile, Inc. 1999 Equity Incentive Plan.
10.2.1(11)*	Third Amended and Restated 2004 Non-Employee Directors' Stock Option Plan.
10.2.2(6)*	Form of Stock Option Agreement pursuant to the Blue Nile, Inc. 2004 Non-Employee Directors' Stock Option Plan.
10.3(19)*	Blue Nile, Inc. 2004 Employee Stock Purchase Plan.
10.4.1(4)*	Blue Nile, Inc. 2004 Equity Incentive Plan.
10.4.2(6)*	Form of Stock Option Agreement pursuant to the 2004 Equity Incentive Plan.
10.4.3(5)*	Blue Nile, Inc. Stock Grant Notice pursuant to the 2004 Equity Incentive Plan.
10.4.4(13)*	Form of Restricted Stock Unit Grant Notice and Form of Award Agreement under the Blue Nile, Inc. 2004 Equity Incentive Plan.
10.5.1(4)	Sublease Agreement, dated May 22, 2003, between Amazon.com Holdings, Inc. and the registrant.
10.5.2(4)	First Amendment to Sublease Agreement, dated July 3, 2003, between Amazon.com Holdings, Inc. and the registrant.
10.6.1(4)	Lease, dated June 28, 2001, between Gull Industries, Inc. and the registrant.
10.6.2(4)	First Amendment to Lease, dated December 11, 2002 between Gull Industries, Inc. and the registrant.
10.6.3(4)	Second Amendment to Lease, dated November 15, 2003, between Gull Industries, Inc. and the registrant.
10.7(8)	Commercial lease, dated July 21, 2006, between Gull Industries, Inc. and the registrant.
10.8(10)*	Offer Letter with Diane M. Irvine, dated December 1, 1999.
10.9(19)*	Offer Letter with Dwight Gaston, dated May 14, 1999.
10.10(19)*	Offer Letter with Susan S. Bell, dated August 22, 2001.
10.11(9)*	Offer Letter with Marc D. Stolzman, dated May 2, 2008.
10.12(13)*	Offer Letter with Marianne Marck, dated January 9, 2009.
10.13(12)*	Offer Letter with Kevin Frisch, dated March 31, 2009.
10.14(4)*	Form of Indemnity Agreement entered into between Blue Nile, Inc. and each of its directors and executive officers.
10.15.1(7)*	Blue Nile, Inc. 2009 Executive Officer Cash Incentive Plan.
10.16(15)*	Compensation Arrangements with the registrant's Chief Executive Officer and Executive Chairman
10.17(13)*	Director Compensation
10.18(14)*	Severance Agreement with Kevin Frisch, dated October 7, 2009
10.19(17)*	Executive Bonus Plan

Exhibit Number	Description
10.20(18)*	Change of Control Severance Plan
21.1(14)	Subsidiaries of the Registrant.
23.1(14)	Consent of Deloitte & Touche LLP.
24.1	Powers of Attorney of Officers and Directors signing this report (see page 64).
31.1(14)	Certification of Principal Chief Executive Officer Required Under Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended.
31.2(14)	Certification of Principal Financial Officer Required Under Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended.
32.1(16)	Certification of Principal Chief Executive Officer Required Under Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934, as amended, and 18 U.S.C. Section 1350.
32.2(16)	Certification of Principal Financial Officer Required Under Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934, as amended, and 18 U.S.C. Section 1350.

---

* Denotes a management contract or compensatory plan, contract or agreement, in which the Company's directors or executive officers may participate.

(1) Previously filed as Exhibit 3.1 to Blue Nile, Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended July 4, 2004 (No. 000-50763), as filed with the Securities and Exchange Commission on August 6, 2004, and incorporated by reference herein.

(2) Previously filed as the like numbered exhibit to Blue Nile, Inc.'s Current Report on Form 8-K (No. 000-50763), as filed with the Securities and Exchange Commission on November 9, 2009, and incorporated by reference herein.

(3) Previously filed as Exhibit 4.2 to Blue Nile, Inc.'s Registration Statement on Form S-1/A (No. 333-113494), as filed with the Securities and Exchange Commission on May 4, 2004, as amended, and incorporated by reference herein.

(4) Previously filed as the like numbered exhibit to Blue Nile, Inc.'s Registration Statement on Form S-1/A (No. 333-113494), as filed with the Securities and Exchange Commission on April 19, 2004, as amended, and incorporated by reference herein.

(5) Previously filed as Exhibit 10.1 to Blue Nile, Inc.'s Current Report on Form 8-K (No. 000-50763), as filed with the Securities and Exchange Commission on December 13, 2004, and incorporated by reference herein.

(6) Previously filed as the like numbered exhibit to Blue Nile, Inc.'s Annual Report on Form 10-K (No. 000-50763), as filed with the Securities and Exchange Commission on March 25, 2005, and incorporated by reference herein.

(7) Previously filed as Item 5.02 to Blue Nile, Inc.'s Current Report on Form 8-K (No. 000-50763), as filed with the Securities and Exchange Commission on March 5, 2009, and incorporated by reference herein.

(8) Previously filed as Exhibit 10.1 to Blue Nile, Inc.'s Current Report on Form 8-K (No. 000-50763), as filed with the Securities and Exchange Commission on July 27, 2006, and incorporated by reference herein.

(9) Previously filed as Exhibit 10.1 to Blue Nile, Inc.'s Current Report on Form 8-K (No. 000-50763), as filed with the Securities and Exchange Commission on May 6, 2008, and incorporated by reference herein.

(10) Previously filed as Exhibit 10.7 to Blue Nile, Inc.'s Registration Statement on Form S-1 (No. 333-113494), as filed with the Securities and Exchange Commission on March 11, 2004, as amended, and incorporated by reference herein.

(11) Previously filed as Exhibit 10.1 to Blue Nile, Inc.'s Quarterly Report on Form 10-Q (No. 000-50763) as filed with the Securities and Exchange Commission on November 7, 2008, and incorporated by reference herein.

(12) Previously filed as Exhibit 10.2 to Blue Nile, Inc.'s Quarterly Report on Form 10-Q (No. 000-50763) as filed with the Securities and Exchange Commission on May 13, 2009 and incorporated by reference herein.

(13) Previously filed as the like numbered exhibit to Blue Nile, Inc.'s Annual Report on Form 10-K (No. 000-50763), as filed with the Securities and Exchange Commission on March 5, 2009, and incorporated by reference herein.

(14) Filed herewith.

(15) Previously filed as Item 5.02 to Blue Nile, Inc.'s Current Report on Form 8-K (No. 000-50763), as filed with the Securities and Exchange Commission on March 5, 2008, and incorporated by reference herein.

(16) Filed herewith. The certifications attached as Exhibits 32.1 and 32.2 accompany this Annual Report on Form 10-K pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not be deemed "filed" by Blue Nile, Inc. for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

(17) Previously filed as Exhibit 10.3 to Blue Nile, Inc.'s Quarterly Report on Form 10-Q (No. 000-50763) as filed with the Securities and Exchange Commission on May 13, 2009, and incorporated by reference herein.

(18) Previously filed as Exhibit 10.2 to Blue Nile, Inc.'s Quarterly Report on Form 10-Q (No. 000-50763) as filed with the Securities and Exchange Commission on May 13, 2009, and incorporated by reference herein.

(19) Previously filed as the like numbered exhibit to Blue Nile, Inc.'s Registration Statement on Form S-1 (No. 333-113494) as filed with the Securities and Exchange Commission on March 11, 2004, and incorporated by reference herein.

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CORPORATE INFORMATION

BOARD OF DIRECTORS

Mark Vadon, Chairman
Mary Alice Taylor, Lead Independent Director
Eric Carlborg
Diane Irvine
Leslie Lane
Ned Mansour
Michael Potter
Steve Scheid

SENIOR OFFICERS

Diane Irvine
President and Chief Executive Officer

Mark Vadon
Executive Chairman

Marc Stolzman
Chief Financial Officer

Susan Bell
Senior Vice President

Dwight Gaston
Senior Vice President

Marianne Marck
Senior Vice President

Terri Maupin
Vice President of Finance and Controller

Steven Gire
Vice President of Technology

Lauren Neiswender
General Counsel and Corporate Secretary

Jon Sainsbury
Vice President of Marketing

Corporate Headquarters
705 Fifth Avenue South, Suite 900
Seattle, Washington 98104
206.336.6700

Annual Meeting of Stockholders
May 19, 2010 – 11:00 AM Pacific Time
Washington Athletic Club
1325 Sixth Avenue
Seattle, Washington 98101

Internet Website Address
www.bluenile.com

Stock Listing
The NASDAQ Stock Market LLC
Trading Symbol: NILE

Transfer Agent and Registrar
American Stock Transfer & Trust Company
1.800.937.5449
info@amstock.com
www.amstock.com

Independent Public Accountants
Deloitte & Touche LLP
925 Fourth Avenue, Suite 3300
Seattle, Washington 98104

Corporate Counsel
Cooley Godward LLP
Five Palo Alto Square
3000 El Camino Real
Palo Alto, California 94306

Investor Relations
Securities analysts, investment professionals, and stockholders should direct their questions to:
bluenileir@bluenile.com or 206.336.6745

Public Relations
News media should direct their inquiries to:
johnb@bluenile.com or 206.336.6805





www.bluenile.com